UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT PURSUANT TO REGULATION A

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2021

HIRO SYSTEMS PBC

(Exact name of issuer as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification number)

101 W. 23 Street, Suite 224

New York, NY 10011

(Address of Principal Executive Offices)

(212) 634-4254

(Registrant’s Telephone Number, Including Area Code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “annual report”), references to “we,” “us,” “our,” or the “Company” mean Hiro Systems PBC. The term “Hiro” refers to us and our affiliates. This Annual Report contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our financial statements and future filings with the Securities and Exchange Commission (“SEC”). These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations and financial condition include, but are not limited to, the risk factors contained in our Offering Circular on Form 1-A, dated July 10, 2019, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

As required by the applicable rules and regulations promulgated by the SEC, the information contained in this annual report, including the business description and financial statements, relates primarily to the business of Hiro. It does not significantly relate to the Stacks Tokens, Stacks Blockchain or Stacks ecosystem, except to the limited extent that Hiro, like others, creates development tools for use on the Stacks Blockchain. Hiro believes it no longer plays a significant role in the Stacks ecosystem, and Hiro believes it has no unique control over or unique ability to influence the Stacks ecosystem. Among other things, Hiro is not a Stacks Token miner, Hiro cannot issue new Stacks Tokens or cause new Stacks Tokens to be issued, and Hiro cannot change the code governing the Stacks Blockchain. Hiro also believes that Stacks Token holders are not relying on, and reasonably cannot and should not rely on, Hiro to provide managerial or entrepreneurial efforts that will increase the value of the Stacks Tokens.

Following the January 20, 2021 approval by Hiro’s Board of Directors of the decision of management to no longer treat the Stacks Tokens (or “tokens”) as investment contracts that are securities under the federal securities laws, Hiro believes that it is no longer required to file reports pursuant to Regulation A with the SEC. Therefore, Hiro reserves the right to cease the filing of such reports at any time (see Hiro’s Form 1-U filed with the SEC on January 20, 2021 and the sections “Item 1. Business—Securities Status of Stacks Tokens” and “Item 1. Business—Securities Act Considerations” below).

Item 1.	Business

Corporate History

We are a Delaware public benefit corporation that was founded in 2013. We build applications and developer tools for the Stacks and Bitcoin blockchains.

In 2017, we converted to a public benefit corporation. Public benefit corporations are a relatively new class of corporations that are required by law to create a general public benefit through a material, positive impact on society. Public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote. They are also required to disclose to their shareholders at least biennially a report that assesses their public benefit performance, and may elect to measure that performance against an objective third-party standard.

Our public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation. Being a public benefit corporation underscores Hiro’s commitment to its purpose and its stakeholders, including our stockholders, and users of the Bitcoin and Stacks networks as well as other decentralized networks.

Prior to January 2021, we developed, sponsored and commercialized an open-source peer-to-peer network using blockchain technologies to build a network for decentralized applications, which we refer to in this Annual Report as the “Stacks network.” In October 2020, the Blockstack ecosystem rebranded to the Stacks brand to more clearly differentiate the Stacks open-source project and ecosystem from the Company and in preparation for the launch of Stacks Blockchain 2.0. In December 2020, Hiro formally adopted its new name as Hiro Systems PBC, formerly Blockstack PBC. In January 2021, Hiro announced the release and adoption of the Stacks Blockchain 2.0 under the new rebranding.

Our Strategy

Hiro is currently focused on developing tools to enable developers of decentralized applications and finance software products to more easily test and deploy smart contracts and applications on top of the Bitcoin and Stacks protocols. These tools will be marketed to developers who are building smart contracts and applications for the Stacks Blockchain 2.0 and Bitcoin blockchain. Hiro intends to develop this platform so that it will fully integrate with a portfolio of tools, allowing seamless access to services developers require to build smart contracts and applications secured on the Bitcoin blockchain. Hiro anticipates a freemium business model for this platform, with paid tiers that become more expensive with increased number of API calls and higher degree of customer support, but allowing individual and light users free access.

Prior to the launch of the Stacks Blockchain 2.0 our strategy was to develop the Stacks network and open-source software enabling developers to build applications on the Stacks network. The Stacks network has been live and accepting new user accounts for registration since the launch of the Stacks Blockchain 1.0 in 2018. We financed this activity through sales of preferred equity and common stock, and we financed the development of Stacks Tokens through forward sales of Stacks Tokens in 2017 and 2018. In each case, these sales were transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). In July 2019, we held a public offering of Stacks Tokens under Regulation A of the Securities Act , the details of which can be found in the Company’s offering statement on Form 1-A, as qualified by the SEC on July 11, 2019, as supplemented from time to time (the “Offering Circular”) and which is available electronically at www.sec.gov. In connection with our development of the Stacks network, we made significant research and development expenditures in fiscal years 2020 and 2019.

In addition to building the Stacks network, our strategy had also been to decentralize development of the Stacks network until no single entity, including ourselves, was in control of the network. As a result of this effort, following the launch of Stacks Blockchain 2.0 on January 14, 2021, the Company determined that Stacks Tokens no longer constituted securities issued by us under the federal and state securities laws of the United States. See “—Securities Status of Stacks Tokens” below for additional information.

Stacks Blockchain 2.0

Hiro substantially completed coding of the Stacks Blockchain 2.0 on December 15, 2020. After further testing by both Hiro and independent miners and developers in the community, independent miners triggered the launch of the Stacks Blockchain 2.0 on January 10, 2021. This launch set in motion a sequence of interactions with the Bitcoin blockchain, on which all transactions of Stacks Blockchain 1.0 was written; first, a five- hundred block countdown commenced, after which the first block of the new Stacks Blockchain 2.0 was created by taking a “snapshot” of the Stacks Blockchain as it existed as of that Bitcoin block. This snapshot was taken on January 12, 2021, and it was then imported into all nodes that would run the new Stacks Blockchain 2.0, which took another 300 Bitcoin blocks to complete, during which time no Stacks-related transactions were processed. On January 14, 2021, at a time when the Bitcoin blockchain had reached a “block height” of 666050 (800 blocks after the process commenced), Stacks Blockchain 2.0 went live and was mined by independent miners, who began to add new blocks to it. Stacks Blockchain 2.0 was a major upgrade to the Stacks network adding functionalities such as Proof of Transfer (“PoX”), Stacking, and the ability to build apps and smart contracts on Bitcoin.

Hiro has taken the position that due to, among other considerations, the structure of Stacks Blockchain 2.0, its independent adoption and the fact that Hiro is not a miner on Stacks Blockchain 2.0, Hiro no longer has unique power or influence over the future development, operations, or changes to the Stacks network. Prior to the launch of Stacks Blockchain 2.0, Hiro maintained the Stacks Blockchain software and generally guided significant changes to the software.

The Stacks Blockchain software remains open source. The Stacks Blockchain software is operated by miners on the network who follow the consensus protocol rules to write new blocks. Making any changes or upgrades to the protocol rules requires adoption by a majority of the mining power on the network.

Some of the key developers of the Stacks Blockchain, formerly employed by Hiro Systems PBC, are no longer employed by us and other entities have made significant contributions to the open-source development of the Stacks Blockchain. Over 190 independent developers have contributed to the various Stacks Blockchain-related code repositories.

Any changes to the Stacks Blockchain may be proposed by third parties, and such proposals may gain traction and be implemented, without Hiro’s approval. None of Hiro, the holders of the Stacks Tokens nor any other party have any contractual rights to block, approve, mandate or vote on any modification proposed by any party including Hiro.

Securities Status of Stacks Tokens

Following the release and adoption of the Stacks Blockchain 2.0 on January 14, 2021, the management of Hiro (the “Management”) concluded that it would recommend to the Company’s Board of Directors (the “Board”) that Stacks Tokens should no longer be treated as securities under federal securities law because Hiro was no longer in the position of providing, and would no longer be able to provide, essential managerial services to the Stacks Blockchain under the Howey test. As the Company disclosed in the Offering Circular, the Board was responsible for regularly considering and ultimately determining whether the Stacks Tokens no longer constituted securities issued by us under the federal and state securities laws of the United States.

On January 20, 2021, Management presented to the Board its recommendation that, following the adoption of Stacks Blockchain 2.0 by the Stacks mining community, Hiro was no longer in the position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain and it was therefore no longer necessary for Hiro to treat the Stacks Tokens as securities. In support of this position, Management presented to the Board for its review a memorandum from its outside securities counsel, Wilson Sonsini Goodrich & Rosati P.C., as well as documents detailing the activities that Hiro had undertaken as part of the decentralization process and the current status of the Stacks Blockchain. In assessing the securities status of the Stacks Tokens, the Board referred to the relevant legal and regulatory standards for such determination in effect at the time of such determination, consulted with legal counsel, and sought consultation with relevant regulatory authorities, including the SEC.

Based on the guidance cited above, the Board determined that the Company was no longer in the position of providing, and would no longer be able to provide, essential managerial services to the Stacks Blockchain, and purchasers of Stacks Tokens reasonably could not expect Hiro to carry out essential managerial or entrepreneurial efforts. Accordingly, on the same day, the Board voted to approve the recommendation of Management.

Development of the Business

Below is a summary of other material developments in our business over the previous three years:

Token Sales

For information regarding token sales by the Company, please see the section titled “Item 1. Development of the Business—Token Sales” from the Company’s Form 1-K for the fiscal year ended December 31, 2019.

Strategic Investments through Sidebar Labs, LLC

Hiro occasionally makes investments in companies building in the Stacks ecosystem through a wholly-owned subsidiary, Sidebar Labs, LLC f/k/a Blockstack Signature Fund 1, LLC (“Sidebar Labs”), whose structure is described further under “—Hiro Corporate Structure—Sidebar Labs, LLC.” As of December 31, 2021, Hiro has invested an aggregate of approximately $8.3 million in preferred equity and purchase of simple agreements for future equity in various startup companies. The single largest investment amounted to $3.7 million in a company within the Stacks ecosystem.

Exchange Listings and Distributions of Stacks Tokens Outside of the United States Prior to January 2021

Prior to the release and adoption of Stacks Blockchain 2.0, Hiro had pursued an expansion of the use and engagements with Stacks Tokens by entering into exchange and distribution agreements related to Stacks Tokens. In preparation for the launch of Stacks Blockchain 2.0, Hiro either transferred these agreements to independent third parties for consideration, including the non-profit Stacks Foundation, or concluded the agreements so that Hiro no longer has any obligations under them.

For additional information regarding exchange listings and distributions outside of the United States, please see the section titled “Item 1. Development of the Business—Exchange Listings and Distributions of Stacks Tokens Outside of the United States” from the Company’s Form 1-K for the fiscal year ended December 31, 2019.

Grants to Third Parties

As part of Hiro’s efforts to cultivate a decentralized ecosystem for the Stacks Blockchain and Stacks Tokens in advance of the rollout of Stacks Blockchain 2.0 in January 2021, Hiro entered into transactions with various entities that support the Stacks ecosystem. For more information regarding these transactions, please see footnote five titled “Grants to Third Parties” from the Company’s Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020.

Hiro Wallets

In December 2018, Hiro released the Hiro Wallet, an application that allows users to store and transfer Stacks Tokens. Subsequent upgrades have introduced support for software-only wallets and Stacking-related functionality. The Hiro Wallet is compatible with Ledger Nano S and Ledger Nano X hardware wallets and can be downloaded for macOS, Windows, and Linux operating systems. Security is an important concern, and the Hiro Wallet has undergone security audits by an outside auditor and the Hiro team, and private keys are not stored on the Hiro Wallet. The Hiro Wallet is built on an open-source foundation, which allows members of the Stacks community to also build wallets of their own.

Hiro also offers a browser extension called the Hiro Wallet for Web, which allows users to send and receive Stacks Tokens, connect with compatible applications built on the Stacks Blockchain, and interact with Clarity smart contracts. The Hiro Wallet for Web has undergone a security audit by an external auditor and is available for Chrome, Firefox, and other Chromium desktop browsers, with support for Safari and for mobile devices expected later.

Hiro’s Hiro Wallet and Hiro Wallet for Web compete with other wallets that have been built by independent developers to support assets on the Stacks Blockchain 2.0.

Airdrop

For details regarding an airdrop program that took place in January 2020, please see the section titled “Item 1. Development of the Business—Airdrop” from the Company’s Form 1-K for the fiscal year ended December 31, 2019.

Potential Competitive Landscape

Blockchain technology and decentralization of data systems have garnered significant amounts of attention recently. As the markets for blockchain technology have grown, so has the competition. The size of the market opportunity to build developer tools for decentralized blockchain networks may attract potential competitors seeking to be a leader in the industry that Hiro currently operates in. As Hiro continues to develop commercial products on the Stacks network, we expect to face significant competition from emerging technology companies and established market participants.

Within the Stacks ecosystem, other companies and independent developers are working on applications that operate on the Stacks Blockchain and may compete directly with Hiro products. For example, competitors such as Boom and Secret Key Labs are working on wallet applications for Stacks Tokens that may compete with the Hiro Wallet application. And competitors like Daemon Technologies and Byzantion offer an explorer and an API, respectively, that compete with Hiro products. Within the broader Bitcoin ecosystem, competitors that, like Hiro, enable decentralized applications and smart contracts on Bitcoin include but are not limited to Sovryn, RSK, and Lightning. Other companies may offer hosted platforms using these projects, competing with Hiro’s hosted platform. In addition, Hiro faces competition from projects that may offer similar hosted platform services on blockchains other than Bitcoin and Stacks, such as Solana, Avalanche, Dfinity, and Ethereum-based projects like Infura.

Intellectual Property Matters

In July 2020, we transferred the intellectual property rights in the Stacks Blockchain 2.0 source code to the Stacks Foundation as part of our long-term decentralization plan. The Stacks Blockchain 2.0 software is released under the GNU General Public License v3 open source software license.

The majority of Hiro’s developer tools and applications, such as the Clarity smart contracting language, Hiro Wallet, and Hiro Wallet for Web, are covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Stacks network. If portions of our proprietary software are determined to be subject to an open source license, or if we do not correctly comply with the terms of the open source software licenses applicable to our open source software and technology, it could result in costly litigation or lead to negative public relations. Further, if portions of our proprietary software are determined to be subject to an open source license we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software.

We currently have ten issued patents relating to the Stacks Blockchain, Clarity smart contracting language, Gaia decentralized storage system, and other related technologies. The Company has released a Patent Pledge under which we have pledged we will not initiate a lawsuit against any party for infringing these patents through activity relating to free or open-source software, except for defensive purposes. Our full Patent Pledge is available at https://www.hiro.so/patent-pledge. Hiro is also a member of the Cryptocurrency Open Patent Alliance (“COPA”) under which it has (i) pledged not to use its crypto-technology patents against anyone except for defensive purposes and (ii) pooled its crypto-technology patents into a shared patent library for COPA members to use for defensive purposes.

One or more competitors may obtain patents or other protections covering technology critical to the operation of Hiro’s existing technology or any future derivatives of the technology.

Occasionally, Hiro may be targeted with patent infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, Hiro is not aware of any patent infringement suits against it, or contemplated to be brought against it.

Regulatory Engagements

Leading up to and following the January 20, 2021 approval by Hiro’s Board of Directors of the decision of Hiro’s management to no longer treat the Stacks Tokens as investment contracts that are securities under the federal securities laws, Hiro has had discussions with the staff of the SEC through its Division of Corporation Finance and the Strategic Hub for Innovation and Financial Technology, and Hiro is responding to an inquiry from the Division of Enforcement, which management believes is consistent with what they are seeing in the marketplace.

Legal Proceedings

As of the date of this report, we are not a party to any material legal proceedings. In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

Hiro Corporate Structure

Hiro Systems PBC

Hiro Systems PBC is a Delaware public benefit corporation.

Blockstack Token LLC

Blockstack Token LLC is a Delaware limited liability company and a wholly owned subsidiary of Hiro Systems PBC, founded for the purpose of developing the Stacks Tokens. Given that we are no longer focused on the development of Stacks Tokens, Blockstack Token LLC is largely inactive and we anticipate dissolving this entity.

Blockstack Token Fund GP, LLC

Prior to its dissolution in July 2020, Blockstack Token Fund GP, LLC (“Token Fund GP”) was a Delaware limited liability company and a wholly owned subsidiary of Blockstack Token LLC. The Token Fund GP formed the Blockstack Token Fund AI, LP (“AI Fund”) and the Blockstack Token Fund QP, LP (“QP Fund”), which were dissolved in January 2020. Token Fund GP operated as the general partner for both the AI Fund and the QP Fund. None of Hiro Systems PBC or its subsidiaries, including Blockstack Token LLC, had any equity interest in either of the AI Fund or the QP Fund.

Sidebar Labs, LLC

Sidebar Labs, LLC f/k/a Blockstack Signature Fund 1, LLC is a Delaware limited liability company that is wholly owned by Hiro Systems PBC. Sidebar Labs’ only assets are interests in privately held companies described above in “—Development of the Business—Strategic Investments through Sidebar Labs, LLC”.

203 Flatiron Property Management, LLC

203 Flatiron Property Management, LLC is a New York limited liability company that is wholly owned by Sidebar Labs. Its purpose is to manage property for affiliate entities.

Blockstack Europe BV

Blockstack Europe BV, a Dutch besloten vennootschap, is a wholly owned subsidiary of Hiro Systems PBC. Blockstack Europe BV operates as a service entity for Hiro Systems PBC’s operations in Europe.

Employees

As of December 31, 2021, we had 30 full-time employees. As a result of the COVID-19 pandemic, our employees have been working remotely, although their primary residences are in various states across the United States. We also work with several independent contractors in Canada and across Europe and Asia. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Government Regulation

The regulatory treatment of cryptocurrencies like the Stacks Tokens, related technologies like the Stacks Blockchain and other blockchain technologies, and actors in the cryptocurrency industry, such as cryptocurrency exchanges, is uncertain in many ways. In part, this uncertainty results from the need for regulators to apply existing law to a new and evolving set of technologies and assets. We anticipate that regulation will evolve as various state, federal and international government agencies take greater interest in regulation of cryptocurrencies (and related technologies and actors) and seek to apply new and existing regulation to them. In addition, various legislative and executive bodies in the United States and in other countries may adopt new laws, regulations, or guidance, or take other actions in the future.

We also anticipate that regulation will continue to vary, as it does now, among international, federal, state and local jurisdictions. Further, it is possible that self-regulatory bodies will be established and create new regulations and guidelines that affect how cryptocurrencies, the Stacks Tokens, the Stacks network, and Hiro generally operate.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and our related activities could severely impact our operations. We may need to restructure operations significantly to comply with any new regulation or guidance. Failure to do so adequately or quickly enough could result in regulatory action (such as investigations by a government or self-regulatory organization or government or private litigation or administrative actions) that requires us to spend significant time and effort, which would pull our attention away from the core of our business and potentially deplete our resources. It could also result in negative publicity. Regulatory change could even potentially result in certain of our operations being viewed as impermissible, which could result in a need for us to dramatically alter or cease activities.

Below is a summary of certain current areas of government regulation that apply to our business and potential regulatory issues of which we are aware. As discussed below, we generally believe that our business is compliant with these regulations, but in certain cases there may be uncertainty related to that conclusion.

Securities Act Considerations

We no longer treat the Stacks Tokens as securities. We have taken the position that the Stacks Tokens are not “investment contracts” under the guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to the Stacks Tokens.

Our offering of Stack Tokens in July 2019 relied on an exemption from federal registration of a securities offering under the Securities Act provided by Regulation A, which provides for preemption of state registration requirements, but limits issuances by a single issuer to offerings of no more than $75,000,000 each year. For purposes of that offering of Stack Tokens, Hiro treated the Stacks Tokens as investment contracts that were securities. We chose to treat the Stacks Tokens as investment contracts that were securities under the Howey test due to our efforts to develop, maintain, market and support the Stacks Tokens and the Stacks Blockchain; as these efforts potentially could be viewed as managerial or essential managerial services. At that time, we had played a significant role in developing, maintaining and marketing the Stacks Blockchain, and in developing, issuing, and seeking liquidity for the Stacks Tokens.

Following the release and adoption of Stacks Blockchain 2.0, Hiro has ceased providing essential managerial services to the Stacks Tokens and Stacks Blockchain. As a result, we believe that no holder of Stacks Tokens reasonably can rely principally or significantly on Hiro to drive the value of the Stacks Tokens, and as a result, the Stacks Tokens should no longer be deemed to be investment contracts that are securities under the Howey test. As a result, we believe that the Stacks Tokens can now be freely sold, resold and transferred without raising any issues under the federal securities laws. It is also possible that, as a result of our determination, we will also no longer treat the Stacks Tokens as securities under the laws of certain foreign jurisdictions.

Exchange Act Considerations

Registration of the Hiro Wallet as a Transfer Agent

Under the Exchange Act, a transfer agent is a person who engages, with respect to securities registered under Section 12 of the Exchange Act, in (a) countersigning issued securities, (b) monitoring issued securities, with the goal of preventing unauthorized issuances, (c) registering transfers of issued securities, (d) exchanging or converting issued securities, or (e) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Transfer agents are typically required to register with the SEC under the Exchange Act. Because the Hiro Wallet is involved in facilitating transfers in the Stacks Tokens, it could be viewed as engaging in these types of activities.

We have taken the position that the Hiro Wallet is not required to register as a transfer agent, both because we believe that the Stacks Tokens are not securities registered under Section 12 of the Exchange Act, and because none of the activities of the Hiro Wallet are those that are described in the definition of a transfer agent. In addition, to the extent that certain activities that meet the definition of a transfer agent are performed automatically on the blockchain, the blockchain is not a “person” that would be required to register.

It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the Hiro Wallet as a transfer agent and comply with applicable law, which could lead to significant costs to Hiro and could force Hiro to change or cease its operations. It could also lead to considerable uncertainty as to how we would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model.

Registration of the Hiro Wallet as a Clearing Agency

Also under the Exchange Act, a clearing agency is any person who (a) acts as an intermediary in making payments or deliveries, or both, in connection with transactions in securities; (b) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities; (c) acts as a custodian of securities in connection with a system for the central handling of securities whereby all securities of a particular class or series of any issuer deposited within the system are treated as fungible and may be transferred, loaned, or pledged by bookkeeping entry without physical delivery of securities certificates; or (d) otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates. A clearing agency does not include any person solely by reason of performing a transfer agent function, specifically transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Clearing agencies are generally required to register with the SEC and comply with applicable regulation. Because the Hiro Wallet is involved in facilitating transfers in the Stacks Tokens, it could be viewed as engaging in these types of activities if the Stacks Tokens were deemed to be securities.

We have taken the position that the Hiro Wallet is not a clearing agency under the Exchange Act because we believe that the Stacks Tokens are not securities and the types of activities that the Hiro Wallet engages in are not those described in the definition of a clearing agency. To the extent that any activities that meet the definition of a clearing agency are performed automatically on the blockchain, the blockchain is not a “person” that would be required to register.

It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the Hiro Wallet as a clearing agency and comply with applicable law, which could lead to significant costs to us and could force us to change or cease our operations. It could also lead to considerable uncertainty as to how we would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model.

Registration of the Hiro Wallet as an Exchange or ATS

Entities that are engaged as “exchanges” or “ATSs” with respect to securities are subject to federal registration and significant regulatory oversight by the SEC and FINRA. Exchanges and ATSs are generally networks that constitute, maintain, or provide a marketplace or facilities for bringing together the orders of multiple purchasers and multiple sellers of securities. A system “brings together” orders if it displays trading interests entered on the system to users (e.g., through consolidated quote screens) or receives orders for processing and execution. This does not include systems that have only one seller for each security (e.g., the issuer), even if there are multiple buyers. Because the Hiro Wallet assists in the facilitation of transfers of the Stacks Tokens, it could be viewed as engaged in activities that would cause it to be an exchange or ATS.

We have taken the position that the Hiro Wallet should not be viewed as an exchange or an ATS because we believe the Stacks Tokens are not securities and the Hiro Wallet will not “bring together” anyone by sorting or organizing orders in the Stacks Tokens in a consolidated way or by receiving orders for processing and execution of transactions in the Stacks Tokens. Instead, each proposed transaction involving Stacks Tokens in the Hiro Wallet will be individually negotiated and implemented. For example, transactions by users (such as developers or users of decentralized applications) will be posted on an individual basis.

We also take the position that payments in the Hiro Wallet for services do not involve “orders” of securities, because we believe the Stacks Tokens are not securities and, even if they were considered securities, payments into the Hiro Wallet are not primarily purchases of securities. Instead, these payments are commercial sales of access to decentralized applications or of items bought through in-app purchases.

It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the Hiro Wallet as an exchange or ATS and comply with applicable law, which could lead to significant costs to Hiro and could force it to change or cease its operations.

Investment Company Act Considerations

The Investment Company Act regulates certain companies that invest in, hold or trade securities. In general, a company with more than 40% of the value of its non-cash assets held in investment securities is an “investment company.” Because a portion of our assets consists of the Stacks Tokens and/or minority investment positions, and at times the value of those assets may surpass 40% of the value of a Company entity’s non-cash assets, Hiro and its affiliates run the risk of inadvertently becoming investment companies, which would require registration under the Investment Company Act.

Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which our Company operates its business, nor are registered investment companies permitted to have many of the relationships that our Company has with its affiliated companies.

We believe we do not meet the definition of an investment company because we believe the Stacks Tokens are not securities.

It is possible that a regulator could disagree with this position. If so, and we were to inadvertently meet the definition of an investment company as a result, it could require us to significantly alter our business.

We intend to monitor our minority investments and structure them to ensure that they do not cause any Company entity to become an investment company. This may mean that we structure investments in third-party companies in a less advantageous manner than otherwise and that we will avoid otherwise economically desirable transactions. However, events beyond our control, including significant appreciation or depreciation in the market value of our non-cash assets, any investment securities we hold or adverse developments with respect to our ownership of those securities, could result in us inadvertently becoming an investment company.

If so, there would be a risk that we could suffer material adverse consequences. These would include, among others, becoming subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, being unable to enforce contracts with third parties, and having third parties obtain rescission of any contracts entered into by our Company during the period that we were an unregistered investment company. As a result, if it were established that we were an investment company, it would have a material adverse effect on our business and financial operations and our ability to continue as a going concern.

Reporting Company Considerations

Under Regulation A, we have limited ongoing reporting obligations to investors relative to the obligations of companies that are “reporting companies” for purposes of the Exchange Act. The exemption that allows this lighter reporting, however, is in part dependent on the use of a transfer agent with respect to a company’s securities. We have not engaged and do not intend to engage a transfer agent with respect to the Stacks Tokens, because, among other reasons, we no longer consider the Stacks Tokens to be securities and, when we had considered the Stacks Tokens to be securities, the types of activities a transfer agent would normally engage in were performed automatically on the blockchain. As a result, as a practical matter, we also do not think we would have been able to comply with the transfer agent requirement, and we do not think it applies to or would provide additional investor protections.

It is possible that a regulator would disagree with this position and, as a result, require us to file the full set of reports required of a reporting company. If so, we would need to spend considerable additional time and effort to provide the required reports. This could have a material adverse effect on our operations.

Regulation M

Regulation M under the Exchange Act generally prohibits issuers from buying and selling their securities at the same time, in order to prevent potential price manipulation that could result from those activities. As we do not consider the Stacks Tokens to be securities, we believe that Regulation M no longer applies to the Stacks Tokens. Further, even if the Stacks Tokens were deemed to be securities, because we no longer undertake any essential managerial efforts in regard to the Stacks network, we do not believe any other users’ activity on the Stacks network should be deemed to be relevant to our own activities on the Stacks network. For example, if other users of the Stacks network engage in burning Stacks Tokens to pay fees at the same time that we may be selling Stacks Tokens, we do not believe that other users’ activities should be viewed as activity that we have any control over. As a result, we do not believe that activities on the network are in violation of Regulation M.

It is possible that a regulator would disagree with this position. If so, we may be required to significantly restructure our business operations, which could lead to significant costs to the Company.

New York BitLicense Considerations

For information related to New York BitLicense considerations, please see the section titled “Item 1. Government Regulation—New York BitLicense Considerations” from the Company’s Form 1-K for the fiscal year ended December 31, 2019.

Money Transmitter and Money Services Business Considerations

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but, if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Although Hiro should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once Hiro is no longer regulated or examined by the SEC. We have not consulted with FinCEN on the application of its convertible virtual currency guidance to Hiro. If FinCEN, the DOJ, or any other state regulator determined that Hiro should have registered or obtained licenses as a money transmitter, then Hiro could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect our operations.

Foreign Considerations

We may also be subject to a variety of foreign laws and regulations that involve matters central to our business. These could include, for example, regulations related to user privacy such as the General Data Protection Regulation, blockchain technology, potential broker-dealer or exchange activities, data protection, and intellectual property, among others. In certain cases, foreign laws may be more restrictive than those in the United States. Although we believe we are operating in compliance with the laws of jurisdictions in which Hiro exists, foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. As a result, cryptocurrency networks, blockchain technologies, and cryptocurrencies such as the Stacks Token face an uncertain regulatory landscape in many foreign jurisdictions, including but not limited to the European Union, China and Russia. Other foreign jurisdictions may also, in the near future, adopt laws, regulations or directives that affect Hiro’s business operations.

We have adopted policies and procedures designed to comply with the laws that apply to us as we understand them. However, the growth of our business and its expansion outside of the United States may increase the potential of violating foreign laws or our own internal policies and procedures. The risk of our Company being found in violation of applicable laws and regulations is further increased by the fact that many of them are open to a variety of interpretations given the absence of formal interpretation by regulatory authorities or the courts.

Any action brought against us by a foreign regulator or in a private action based on foreign law could cause us to incur significant legal expenses and divert our management’s attention from the operation of the business. If our operations are found to be in violation of any laws and regulations, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease operations. Any of these consequences could seriously harm our business and financial results. In addition, existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Any applicable foreign laws, regulations or directives may also conflict with those of the United States. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to our operations.

COVID-19 update

Since the outbreak of the COVID-19 pandemic in December 2019, the world has faced a widespread health crisis that has adversely affected, and may continue to adversely affect, the global economy. The United States government, as well as state, county and local authorities and other foreign governments instituted various emergency measures as a result of the COVID-19 virus outbreak and have vacillated between the easing of restrictive measures and reinstating such measures or threatening to do so based on the current severity of the pandemic. The outbreak had, and continues to have, an impact on the global economy, resulting in rapidly changing market and economic conditions. The extent to which COVID-19 may affect our business, financial position, and results of operations depends on future developments, which are highly uncertain and cannot be predicted. Hiro is based in New York, which has been severely affected by the pandemic, and many of our developers are located in areas that have been similarly affected by the pandemic. It is possible that COVID-19 could disrupt the work of developers and that the changing economic conditions could decrease demand for a wide range of products, including those produced by Hiro. Uncertainty remains as to the potential impact of the COVID-19 pandemic on our operations and on the global economy as a whole, particularly with respect to new and potentially vaccine-resistant variants.

Russia – Ukraine Conflict

The extent to which the Russia-Ukraine conflict and the related global economic crisis affects Hiro’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be predicted including the scope and duration of the conflict and any recovery period. Hiro does not have any employees in Russia or Ukraine and does not rely on software sources maintained in those countries.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Hiro’s financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this document. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Hiro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Hiro’s mission is to empower developers to build the best possible applications using the Stacks Blockchain 2.0 (the “Stacks Blockchain”), which was launched in January 2021. Since the launch of the Stacks Blockchain, Hiro’s business has been focused on building developer tools to be utilized on the Stacks Blockchain, including building a hosted service that will permit developers of decentralized applications and decentralized finance software products to more easily test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol used on the Stacks Blockchain (the “Bitcoin Protocol”). Hiro intends to develop this hosted service so that it will fully integrate with a portfolio of tools and services developers require to seamlessly build smart contracts and applications.

COVID-19 Impact

Hiro’s liquidity and capital resources were not materially impacted by the COVID-19 pandemic and related economic conditions during the years ended December 31, 2021 and 2020, however Hiro continues to monitor the situation. Future developments related to the COVID-19 pandemic remain uncertain and cannot be predicted.

Russia – Ukraine Conflict

The extent to which the Russia-Ukraine conflict and the related global economic crisis affects Hiro’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be predicted including the scope and duration of the conflict and any recovery period. Hiro does not have any employees in Russia or Ukraine and does not rely on software sources maintained in those countries.

Ongoing Filing of Periodic Reports

Following the January 20, 2021, approval by Hiro’s Board of Directors of the decision of management to no longer treat the Stacks Tokens (or “tokens”) as investment contracts that are securities under the federal securities laws, Hiro believes that it is no longer required to file reports pursuant to Regulation A with the SEC. Therefore, Hiro reserves the right to cease the filing of such reports at any time.

Components of Results of Operations

Operating Expenses

Hiro’s operating expenses are classified as compensation expenses, marketing expense, general and administrative, grants expense, research and development and noncash impairment expenses, if any. Overhead costs, such as information technology and occupancy costs, are included in general and administrative expenses.

Compensation Expense

Compensation expenses consist of salaries and bonuses, noncash stock-based compensation expense, noncash token compensation expense for employees and subcontractors, payroll taxes, employee benefits costs and subcontractor costs.

Marketing Expense

Marketing expenses consist primarily of corporate marketing, public relations, promotional items and events and conferences.

General and Administrative

General and administrative expenses primarily consist of noncash token compensation expense for non-employees, occupancy expenses, legal, audit and other professional services, travel and entertainment costs, insurance, printing and postage, information technology costs, filing fees and other miscellaneous expenses.

Research and Development

Research and development expenses during 2021 represent costs incurred by Hiro for the development of a hosted service that will permit developers of decentralized applications to test and deploy smart contracts and decentralized applications on top of the Bitcoin Protocol and primarily consist of salaries paid to Hiro’s developers and fees paid to consultants and outside service providers. Prior to 2021, these expenses primarily pertained to costs incurred by Hiro for the development of the Stacks network, the Stacks Tokens, the Stacks Blockchain, and Hiro’s decentralized application ecosystem.

Grants to Third Parties

Grants to third parties are primarily noncash grants of Stacks Tokens and other assets to various independent entities.

Impairment Expense

Impairment expense generally pertains to write-downs of balance sheet carrying values of Bitcoin, Ether and investments in other startups.

Nonoperating Income

Nonoperating income consists of noncash gains related to vesting of tokens sold to employees, noncash gains related to delivering of tokens and other assets to third parties, gain on delivery of restricted token units (“RTUs”), gains from sale of digital currencies (or ‘cryptocurrencies’ and consisting of Bitcoin and/or Ether), gain on loans receivable, unrealized gain on investments and other income.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the annual periods indicated:

	Year Ended December 31,
	2021	2020
	(amounts in thousands)
Operating expenses:
Compensation expense	$43,856	$7,036
Marketing expense	1,048	5,718
General and administrative	11,294	7,578
Research and development	3,206	2,573
Grants to third parties	17,339	25,294
Impairment of digital currencies	1,140	815
Impairment of investments	377	100

Total operating expenses	78,260	49,114
Nonoperating income	70,759	31,848

Loss before income taxes	(7,501)	(17,266)
Income tax expense (benefit)	587	(3,153)

Net loss before non-controlling interest	(8,088)	(14,113)
Net loss allocable to non-controlling interest	—	77

Net loss attributable to Hiro Systems PBC	$(8,088)	$(14,036)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Compensation Expense

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
Compensation expense	$43,856	$7,036	$36,820	523%

Compensation expenses increased by $36.8 million for the year ended December 31, 2021, primarily due to higher noncash token compensation expense ($27.8 million) and payroll taxes on RTUs ($8.8 million). The noncash token compensation expenses are related to vesting of RTUs granted to employees and contractors and vesting of tokens sold to employees in prior years. There were no costs related to RTUs during the year ended December 31, 2020 as the requisite liquidity event (listing of Stacks Tokens on a United States exchange) that would trigger the recognition of these noncash costs was not deemed probable.

Marketing Expense

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
Marketing expense	$1,048	$5,718	$(4,670)	(82)%

Marketing expenses decreased by $4.7 million for the year ended December 31, 2021 primarily due to lower corporate marketing costs of $3.6 million (there was a one-time noncash expense of $3.2 million related to tokens granted to a third party in 2020) and lower incentives for application developers and application reviewers of $1.1 million.

General and Administrative Expenses

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
General and administrative expenses	$11,294	$7,578	$3,716	49%

General and administrative expenses increased by $3.7 million for the year ended December 31, 2021 primarily due to $4.5 million of noncash token compensation expenses related to RTUs granted to non-employees, partially offset by $0.3 million of lower professional fees and $0.3 million of lower occupancy costs. There were no costs related to RTUs during the year ended December 31, 2020 as the requisite liquidity event (listing of Stacks Tokens on a United States exchange) that would trigger the recognition of these noncash costs was not deemed probable.

Research and Development Expenses

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
Research and development expenses	$3,206	$2,573	$633	25%

Research and development expenses increased by $0.6 million for the year ended December 31, 2021, due to higher developer costs driven by an increase in headcount and salary raises.

Grants to Third Parties

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
Grants to third parties	$17,339	$25,294	$(7,955)	(31%)

Grants to third parties decreased by $8.0 million for the year ended December 31, 2021 primarily due to a decrease in commitments to provide such grants to third parties. These were noncash grants and represent the fair value of Stacks Tokens and other assets granted to third parties. These grants were made by Hiro as part of its effort to cultivate a decentralized Stacks ecosystem and in advance of the rollout of the Stacks Blockchain.

Impairment of Digital Currencies

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
Impairment of digital currencies	$1,140	$815	$325	40%

Impairment of digital currencies (noncash) increased by $0.3 million for the year ended December 31, 2021 due to higher periodic declines in the market prices of Bitcoin and Ether as compared to their carrying values.

Impairment of Investments

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
Impairment of investments	$377	$100	$277	277%

Impairment of investments (noncash) increased by $0.3 million for the year ended December 31, 2021 due to write-offs of certain investments in startup companies.

Nonoperating Income

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
Nonoperating income	$70,759	$31,848	$38,911	122%

Nonoperating income increased by $38.9 million for the year ended December 31, 2021 primarily due to an increase in noncash gain from delivery of RTUs of $14.5 million, a $11.6 million increase in gain on sale of digital currencies, a $8.4 million increase in noncash gain from vesting of employee tokens, a $2.8 million increase in noncash gain from delivery of tokens and other assets to third parties, digital currencies earned of $2.3 million and a $1.9 million increase in unrealized gain on investments, partially offset by a decrease in gain on noncash loans receivable of $2.4 million.

Income Tax Expense (Benefit)

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(amounts in thousands)
Income tax expense (benefit)	$587	$(3,153)	$3,740	119%

During the year ended December 31, 2021, Hiro reported a loss before income taxes of $7.5 million. The tax expense for the year ended December 31, 2021 resulted primarily from adjustments to estimated refunds and net operating losses pertaining to prior years. During the year ended December 31, 2020, Hiro reported a loss before income taxes of $17.3 million resulting in an income tax benefit of $3.2 million.

Trend Information

Revenue Trends

Hiro does not expect to generate any revenue from Stacks Token sales in the future other than through sales of Stacks Tokens from its treasury holdings, which we anticipate will be classified as nonoperating income instead of revenue.

Costs and Expenses Trends

Operating expenses (excluding noncash expenses) for the fiscal year ended December 31, 2021 were higher than 2020 primarily due to higher compensation expenses (higher headcount and salary raises) and payroll taxes on RTUs. Hiro expects its operating expenses to increase for the fiscal year ending December 31, 2022. This expected increase in operating expenses is anticipated to be primarily related to compensation expenses associated with the hiring of additional personnel.

Prices of Cryptocurrencies

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility during the year ended December 31, 2021. As of December 31, 2021, the market price of one Ether was $3,683 and the market price of one Bitcoin was $46,306, representing an increase of 400% and 60%, respectively, from their prices as of December 31, 2020. Hiro records impairment charges when the fair value of Bitcoin or Ether decreases; increases in fair value are not reflected in Hiro’s results until the cryptocurrencies are sold or exchanged.

Liquidity and Capital Resources

Sources of Funds

Hiro has funded its operations almost entirely through sales of Stacks Tokens. During the years 2017 through 2019, Hiro raised $70.4 million through forward sales of Stacks Tokens.

Going forward, Hiro is expected to rely on its cash on hand, opportunistic sales of digital currencies and sales of existing Stacks Tokens held in Hiro’s treasury to fund its operations. Hiro’s cash on hand was approximately $10.0 million and $13.1 million as of December 31, 2021 and 2020, respectively. Hiro may sell portions of its cryptocurrencies in order to finance its activities, depending on market conditions. As of December 31, 2021, Hiro had cryptocurrency reserves with a fair value of $16.5 million (including bitcoin loaned to a third party). These cryptocurrencies had a balance sheet carrying value of $5.9 million consisting of Bitcoin of $5.0 million and Ether of $0.9 million. Because of volatility in the price of cryptocurrencies, Hiro’s ability to raise cash from the sale of digital currencies is subject to significant variability. Hiro also could potentially raise additional cash through sales of its common or preferred equity or through offering of debt securities.

If, in the future, Hiro is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. The occurrence of any of these events could harm Hiro’s business, results of operations and future prospects.

In the first quarter of 2022: (a) Hiro sold a portion of its investment in a startup company for approximately $10.0 million resulting in a gain of $8.8 million, (b) Hiro also raised cash of $12.6 million through sales of preferred equity to various venture capital companies in a Series B offering.

The following table summarizes Hiro’s cash flows for the periods indicated:

	Year Ended December 31,
	2021	2020
	(amounts in thousands)
Net cash from operating activities	$(20,688)	$(16,843)
Net cash from investing activities	$17,469	$11,679
Net cash from financing activities	$100	$(350)

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Hiro’s net loss adjusted for noncash charges and changes in operating assets and liabilities. Hiro’s operating activities contain large noncash adjustments primarily related to the sale of tokens to employees, use of tokens to compensate employees and vendors, and use of tokens and other assets to provide grants to third parties.

Net cash outflows from operating activities during the years ended December 31, 2021 and 2020 were $20.7 million and $16.8 million, respectively.

Net Cash from Investing Activities

Hiro’s investing activities have consisted primarily of sales of digital currencies, a loan provided to a third party, and investments in other startup companies.

Net cash from investing activities during 2021 was $17.5 million, primarily consisting of $21.2 million from proceeds from sale of digital currencies, partially offset by $3.3 million of investments in startup companies.

Net cash from investing activities during 2020 was $11.7 million, primarily consisting of $12.8 million from proceeds from sales of digital currencies, partially offset by an approximately $1.0 million loan made to a third party.

Net Cash from Financing Activities

Net cash from financing activities for the years ended December 31, 2021 and 2020 were not significant.

Material Capital Commitments

Hiro currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Hiro did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

There were no changes in Hiro’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting. In addition, there was no material impact to Hiro’s internal control over financial reporting while most of its employees are working remotely due to the COVID-19 pandemic. Hiro is continually monitoring and assessing the COVID-19 situation to determine any potential impact on the design and operating effectiveness of its internal control over financial reporting.

Critical Accounting Policies and Estimates

Hiro’s management’s discussion and analysis of Hiro’s financial condition and results of operations is based on Hiro’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these consolidated financial statements requires Hiro to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated (if any) and expenses incurred during the reporting periods. Hiro’s estimates are based on its historical experience and on various other factors that Hiro believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Hiro believes that the accounting policies discussed below are critical to understanding Hiro’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Fair Value Measurements

Hiro uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Hiro records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors and employees for services or for grants, at fair value. In addition, Hiro assesses the fair value of its digital currency holdings to determine if it is less than their carrying value.

Recurring Fair Value Measurements

Hiro used various inputs to measure the fair value of certain noncash loans receivable on a recurring basis. The fair value of the loans denominated in digital currencies was considered a Level 2 measurement at December 31, 2020, as it was estimated largely using observable inputs – quoted prices for Bitcoin and Ether in active markets. As of December 31, 2021, there were no loans receivable denominated in digital currencies.

There were certain transfers between Level 2 and 3 during the year ended December 31, 2021 for assets measured at fair value on a recurring basis. There were no transfers between Level 1, 2 or 3 during the year ended December 31, 2020 for assets or liabilities measured at fair value on a recurring basis.

Non-recurring Fair Value Measurements

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis. Hiro views a decline in the quoted price to be an indicator of impairment.

Hiro sold tokens to employees that are marked to market through vesting, provided tokens to vendors in exchange for services, provided RTU grants to employees and others and provided tokens as grants. In addition, as part of a one-time distribution, Hiro distributed Stacks Tokens without monetary consideration to potential non-US network users to encourage use of the Stacks network. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

In estimating the fair value of Stacks Tokens exchanged for services, provided as grants, distributed without monetary consideration, and for those that vested, during the year ended December 31, 2020, Hiro relied on observable inputs such as the Stacks Token exchange price on an Asian exchange, and a mixture of Level 2 and 3 inputs to estimate discounts to reflect the unlisted status of the tokens in the United States and their lack of marketability. Hiro concluded that the estimated fair value of Stacks Tokens issued, distributed or vested during the year ended December 31, 2020 is a Level 3 measurement. Pursuant to the listing of Stacks Tokens on an exchange in the United States in January 2021, Hiro concluded that the estimated fair value of Stacks Tokens issued, distributed or vested in the year ended December 31, 2021 is a Level 2 measurement.

When Stacks Tokens are issued, distributed or vested under the circumstances described above, Hiro recognizes an expense equal to the estimated fair value of the Stacks Tokens (Hiro has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in Hiro’s consolidated financial statements, as they were acquired as part of Hiro’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on Hiro’s net income or loss.

Certain of the Company’s investments are also fair valued based on observable inputs.

Token Compensation Expense

Token compensation expense (noncash) arises from tokens sold to employees and from grants of RTUs to employees and others. These tokens are from Hiro’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these sales and RTUs. Token compensation expense (noncash) has two components as described below:

Hiro sold tokens to employees which are subject to vesting. As these tokens vest Hiro records a noncash token compensation expense which represents the fair value of the tokens upon vesting in excess of the purchase price. The token compensation expense is shown in compensation expense on the consolidated statements of operations. Concurrently with the recording of a token compensation expense Hiro also records a noncash gain which represents the fair value of the vested tokens over their carrying value of $0. If an employee leaves prior to full vesting of the tokens, Hiro buys back the unvested tokens at their original purchase price. All of these tokens have vested as of December 31, 2021.

Hiro grants employees, contractors and non-employees, RTUs that vest quarterly over a four-year period. Hiro accounts for the grants of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expense for employees and certain contractors and in general and administrative expenses (for non-employees) on the consolidated statement of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others, current on the consolidated balance sheet. On delivery of tokens which takes place after vesting, Hiro records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that the employee terminates prior to the completion of the service period. Hiro withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by Hiro to the tax authorities without liquidating the withheld tokens. Employee tax withholdings amounted to $8.1 million during the year ended December 31, 2021 and are shown in compensation expense on the consolidated statement of operations. There was no token compensation cost recognized during the year ended December 31, 2020, as the performance conditions for vesting of these awards was not deemed probable (primarily, the listing of Stacks Tokens on an exchange in the United States which took place in January 2021). Consequently, there was no liability for tokens vested but not delivered on the consolidated balance sheet as of December 31, 2020.

Item 3.	Directors and Officers

MANAGEMENT

Executive Officers and Directors

Our executive officers, directors and certain key employees and their ages and positions as of the date hereof are as set forth below:

Name	Age	Position	Term of Office (1)

Executive Officers

Alex Miller	35	Chief Executive Officer, Hiro Systems PBC	Hiro Systems PBC (Chief Executive Officer): February 2022-Present; Hiro Systems PBC (Chief Operating Officer): May 2021-February 2022; Blockstack Token LLC (Managing Partner): February 2022-Present

Diwaker Gupta	40	Chief Technology Officer, Hiro Systems PBC	Hiro Systems PBC (Chief Technology Officer): February 2022-Present; Hiro Systems PBC (Vice President of Technology): May 2019-February 2022

Saurabh Pathak	48	Head of Finance and Accounting, Hiro Systems PBC	December 2018-present

Key Employees

Aaron Blankstein	34	Engineering Partner, Hiro Systems PBC	April 2017-present

Directors

Muneeb Ali	40	Executive Chairman and Director of Hiro Systems PBC	Hiro Systems PBC (Executive Chairman): February 2022-present; Hiro Systems PBC (Chief Executive Officer): October 2018-February 2022; Hiro Systems PBC (Co-Chief Executive Officer): October 2017-October 2018; Hiro Systems PBC (Director): June 2013-present; Blockstack Token LLC (Managing Partner): September 2017- February 2022

Albert Wenger	54	Director of Hiro Systems PBC	December 2016-present

Jaswinder Singh	56	Director of Hiro Systems PBC	October 2018-present

(1)	All terms of office are indefinite.
(2)

Mr. Wenger became a member of our board of directors pursuant to a Voting Agreement entered into between Hiro Systems PBC, Union Square Ventures and other parties. See “Item 5. Interest of Management and Others in Certain Transactions—Amended and Restated Voting Agreement” below for additional information.

Executive Officers

Alex Miller, 35, serves as the CEO of Hiro Systems PBC. He previously served as Chief Operating Officer of Hiro from May 2021 until his appointment as CEO in February 2022. He is currently serving an indefinite term as CEO. Before joining Hiro, he helped lead several developer focused companies including Stack Overflow. Alex also advises early stage startups on their business models, go-to-market strategies, company operations, and executive team development. He lives in Boulder, CO.

Dr. Diwaker Gupta, 40, serves as Chief Technology Officer at Hiro Systems PBC. Prior to Hiro, Diwaker spent 4 years at Dropbox in a variety of leadership roles. Most recently at Dropbox, he led engineering for the Intelligence group that encompassed Search Infrastructure, Search Quality, Machine Learning, ML Platform and a product team. During his tenure at Dropbox, Diwaker oversaw major infrastructure initiatives and product launches, including a new search engine for Dropbox. Prior to Dropbox, Diwaker was on the founding team at Maginatics, an enterprise storage startup building a next-generation cloud-native filesystem acquired by EMC in late 2014. Diwaker received his M.S and Ph.D. in Computer Science from the University of California, San Diego in 2009 and his research publications have been cited more than 3,000 times.

Saurabh Pathak, 48, served as our Controller from December 2018 to September 2019, after which was promoted to Head of Finance and Accounting, a role in which he is currently serving for an indefinite term. Prior to Hiro, Saurabh worked at BlackRock for 10 years where most recently he was the Controller for the Americas region and the Chief Financial Officer of BlackRock Canada. His previous work experience includes stints at Ernst & Young and Deloitte & Touche. Saurabh is a Chartered Accountant and a Certified Public Accountant. He obtained his Bachelors in Accounting from Mumbai University.

Key Employees

Aaron Blankstein, 34, joined the Hiro engineering team in April 2017, while finishing work on his Ph.D. He received his Ph.D. from Princeton University in September of 2017. Prior to joining Hiro, Mr. Blankstein worked as a doctoral researcher in the Systems and Networking lab at Princeton from September 2011 until he defended his thesis in June of 2017, while doing multiple research internships at Microsoft Research. Prior to his doctoral research, Mr. Blankstein completed a Masters in Engineering at MIT, completing his thesis in the Programming Methodologies Group in CSAIL. He received bachelor’s degrees in Computer Science and Mathematics from the Massachusetts Institute of Technology in 2010. His research has spanned a range of topics, mostly focusing on web application performance and security. He’s worked in information flow tracking systems, caching algorithms, compilers, and applied cryptography, and has over 10+ years of Emacs usage. He and his collaborators’ research has won awards including the PET Award for Outstanding Research in Privacy Enhancing Technologies.

Board of Directors

Dr. Muneeb Ali, 40, co-founded Hiro Systems PBC in 2013 and serves as Executive Chairman and Director of Hiro Systems PBC. He served as Chief Technology Officer from June 2013 until October 2017. He became Co-CEO of Hiro Systems PBC in October 2017, and then CEO, before becoming Executive Chairman in February 2022. He has been serving as a Director of Hiro Systems PBC since June 2013 and continues to serve for an indefinite term. He received his Ph.D. in Computer Science from Princeton University in 2017, and a Masters in Computer Science from Princeton University in 2011, both specializing in distributed systems. At Princeton, he worked in the Systems & Networks group and at PlanetLab—the world’s first cloud computing testbed. Earlier, he worked at the Embedded Software group at the Delft University of Technology in the Netherlands and was a Visiting Researcher at Stanford University and the Swedish Institute of Computer Science. Muneeb gives guest lectures on cloud computing at Princeton University, and his research publications have over 1,600 citations.

Albert Wenger, 55, has served as a member of the board of directors of Hiro Systems PBC since December 2016 and is currently serving for an indefinite term. Mr. Wenger is a managing partner at Union Square Ventures (“USV”), where he has led a variety of investments, including USV’s investments in Etsy (IPO), MongoDB (IPO), Twilio (IPO), Behance (acquired by Adobe) and Firebase (acquired by Google). Before joining USV in 2006, Mr. Wenger was the president of del.icio.us (http://del.icio.us/) until it was sold to Yahoo in 2005. Mr. Wenger currently serves as a member of the board of directors of Foursquare, Sift Science, and Wattpad, among others. Mr. Wenger received a bachelor’s degree in economics and computer science from Harvard College in 1990 and a Ph.D. in information technology from the Massachusetts Institute of Technology in 1999. We believe Mr. Wenger’s experience in the information systems industry, both as an executive and director, qualify him to serve on our board.

Jaswinder Pal (JP) Singh, 57, has served as a member of the board of directors of Hiro Systems PBC since October 2018 and is currently serving for an indefinite term. He has been a Professor of Computer Science at Princeton University since 1995. Since 2010, Professor Singh has directed the Princeton CTO Program, which trains students to become highly effective chief technology officers by encouraging understanding not only of technology but also of business and society. From 2000 to 2005 Professor Singh was co-founder and chief technical officer of FirstRain Inc., a business analytics company, where he led the development of novel and award-winning technologies and products for precise information extraction from Web pages in the presence of changes, for topic-specific crawling and information discovery, for high-relevance search, and for large-scale content-based publish-subscribe. Professor Singh received his bachelor’s degree from Princeton in 1987 and earned master’s and doctoral degrees in electrical engineering from Stanford in 1989 and 1993, respectively. Among his honors are the Presidential Early Career Award for Scientists and Engineers (PECASE), awarded by the National Science Foundation, and a Sloan research fellowship, both in 1997. He is a member of the Association for Computing Machinery and the Institute of Electrical and Electronics Engineers Inc.

Board Composition and Risk Oversight

The board of directors of Hiro Systems PBC is currently composed of three members. The certificate of incorporation and bylaws provide that the number of directors shall be at least one and will be fixed from time to time by resolution of the board of directors. There are no family relationships among any of the directors or executive officers.

During 2021, the board of directors met four times. All members of the board of directors attended all of the meetings.

Limitation of Liability and Indemnification

The certificate of incorporation and bylaws of Hiro Systems PBC provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with each of the directors of Hiro Systems PBC and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We have obtained and expect to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Non-Employee Manager and Director Compensation

In fiscal year 2021, only one of Hiro’s directors received any cash, equity or token compensation for serving on its board of directors. In April 2021, Mr. Singh was granted 3,000,000 restricted token units. These restricted token units had a vesting start date of October 1, 2020 and they vest ratably each quarter over a period of 2 years. Our two other directors did not receive annual compensation for their services.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation of the three highest paid persons who were our executive officers during the year ended December 31, 2021 (our “named executive officers”):

Name and Principal Position	Year	Salary	Severance	Bonus	Option Awards	Restricted Token Unit Awards*	All Other Compensation	Total
Alex Miller**
Chief Operating Officer	2021	$181,250	$—	$—	$943,469	$5,005,000	$5,413	$6,135,132
Diwaker Gupta
VP – Technology	2021	$277,083	$—	$15,600	$125,961	$5,342,596	$5,388	$5,766,628
Jesse Soslow**
VP – Strategy	2021	$144,167	$—	$12,080	$83,972	$2,680,096	$4,900	$2,925,215

*	Noncash award of restricted token units (see “—Restricted Token Unit Awards” section below). Value of restricted token unit awards is based on their fair value on the date of grant.
**

Employed at Hiro Systems PBC for part of the year—Mr. Miller was hired in May 2021 and Mr. Soslow resigned in August 2021. Upon his resignation, Mr. Soslow forfeited $2,329,688 of the restricted token unit awards and $73,476 of the stock option awards that were granted to him in 2021.

Employee Benefit and Stock Plans

Unit Awards

Certain of our named executive officers were eligible to receive awards under Blockstack Employee LLC’s 2017 Equity Incentive Plan (the “2017 Plan”) adopted by Blockstack Employee LLC’s board of managers and approved by Blockstack Employee LLC’s members. This plan was terminated in 2019. The 2017 Plan permitted the grant of options to purchase Blockstack Employee LLC’s units and awards of restricted units to any of our and any of our affiliates’ employees, managers, officers, eligible consultants, and other eligible service providers. Subject to the provisions of the 2017 Plan, the recipients of awards granted under the 2017 Plan and the terms and conditions of such awards and the vesting conditions (if any) were determined by Blockstack Employee LLC’s board of managers, who administered the 2017 Plan. Awards were generally not transferable. In 2019, Hiro Systems PBC dissolved Blockstack Employee LLC and distributed all Stacks Tokens to the holders of the restricted units, with one Stacks Token distributed for each unit held.

2016 Equity Incentive Plan

Option Awards. Our named executive officers are eligible to receive awards under Hiro Systems PBC’s 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Authorized Shares. Subject to the adjustment provisions of the 2016 Plan described below, a total of 3,816,264 shares of our common stock are reserved for issuance pursuant to the 2016 Plan as of March 31, 2022. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock and restricted stock units, is forfeited or repurchased due to the failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares), which were subject to such award will become available for future grant or sale under the 2016 Plan. Shares that have actually been issued under the Plan under any award will not be returned to the 2016 Plan and will not become available for future distribution under the 2016 Plan, except that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by the Company or are forfeited to the Company due to the failure to vest, such shares will become available for future grant under the Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Plan. To the extent an award under the 2016 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2016 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors administers the 2016 Plan. Subject to the provisions of the 2016 Plan, the administrator has the power to administer the plan, including but not limited to the power: to determine the fair market value of a share for the purposes of the 2016 Plan; to select the individuals to whom awards will be granted; to determine the number of shares to be covered by each award; to approve forms of award agreements for use under the 2016 Plan; to determine the terms and conditions of any award, not inconsistent with the 2016 Plan; to institute and determine the terms and conditions of an exchange program by which awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards or a different type, and/or cash, participants have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and/or the exercise price of an outstanding award is reduced or increased; to construe and interpret the terms of the 2016 Plan and awards granted thereunder; to prescribe, amend and rescind rules and regulations relating to the 2016 Plan; to modify or amend each award (subject to the 2016 Plan); to allow participants to satisfy withholding tax obligations in a manner prescribed in the 2016 Plan; to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an award; to allow a participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such participant under an award; and to make all other determinations deemed necessary or advisable for administering the 2016 Plan.

Stock Options. Stock options may be granted under the 2016 Plan. The exercise price of options granted under the 2016 Plan must generally at least be equal to the fair market value of our common stock on the date of grant and the term of an incentive stock option may not exceed 10 years, except that with respect to incentive stock options granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the exercise price must generally equal at least 110% of the fair market value on the grant date and the term must not exceed five years. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Unless otherwise provided for by the administrator, if termination is due to death or disability, the option will remain exercisable for 12 months and in all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years and the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be not less than 100% of the fair market value of a share on the date of grant. Unless otherwise provided for by the administrator, if termination is due to death or disability, the stock appreciation right will remain exercisable for 12 months and in all other cases, the stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of stock appreciation rights.

Restricted Stock. Restricted stock may be granted under the 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2016 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to Hiro); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of the 2016 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to Hiro) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2016 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2016 Plan and/or the number, class and price of shares covered by each outstanding award.

Liquidation and Dissolution. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, Termination. The administrator will have the authority to amend, suspend or terminate the 2016 Plan provided such action will not impair the existing rights of any participant. The 2016 Plan will automatically terminate in 2026, unless we terminate it sooner.

Restricted Token Unit Awards

Restricted Token Units. Blockstack Token LLC granted restricted token unit (“RTU”) awards to each of our named executive officers. Each RTU represents a right to receive a Stacks Token upon satisfaction of vesting criteria set forth in a restricted token unit agreement (an “RTU Agreement”) between the named executive officer and Blockstack Token LLC. RTUs vest only if both service and liquidity event vesting conditions are met. RTUs satisfy the service-based vesting condition in installments over a four-year period if the recipient continues to provide services to Blockstack Token LLC or a parent or subsidiary through each vesting date. RTUs that have not met the service-based vesting condition are forfeited upon the recipient’s termination of service. On January 20, 2021, the liquidity event condition was satisfied because on that date the board of directors of Hiro Systems PBC determined that the Stacks Tokens would no longer be treated as a security for purposes of U.S. federal and state securities laws. As a result, all RTUs that had met the service-based vesting condition completely vested as of that date.

Outstanding Equity Awards as of December 31, 2021

Other than as set forth below, there were no outstanding unexercised options to purchase shares of Hiro Systems PBC’s common stock, unvested stock, and/or equity incentive plan awards issued by Hiro to the three highest paid executive officers of Hiro Systems PBC as of December 31, 2021.

Name	Type of securities underlying unexercised options*	Number of securities underlying unexercised options exercisable*	Number of securities underlying unexercised options unexercisable*	Option exercise price ($)*	Option expiration date*
Alex Miller (1) (4)	Common Stock	—	204,214	$6.61
Jesse Soslow (5)	Common Stock	26,170	—	$2.31	6/27/2028
Jesse Soslow (5)	Common Stock	5,861	—	$2.69	1/15/2029
Jesse Soslow (5)	Common Stock	24,893	—	$3.02	2/07/2030
Jesse Soslow (5)	Common Stock	2,042	—	$6.61
Diwaker Gupta (1) (3)	Common Stock	39,255	—	$2.69	7/23/2029
Diwaker Gupta (1)	Common Stock	78,510	39,255	$2.69	7/23/2029
Diwaker Gupta (2)	Common Stock	7,196	8,506	$3.02	2/07/2030
Diwaker Gupta (2)	Common Stock	5,105	19,401	$6.61

*	The options referred to here are options to purchase shares of our common stock, issued under Hiro Systems PBC’s 2016 Equity Incentive Plan.
(1)

Twenty-five percent (25%) of the shares subject to the option shall vest on the one (1) year anniversary of the vesting commencement date, and one forty-eighth (1/48th) of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to participant continuing to be a service provider through each such date.

(2)

One forty-eighth (1/48th) of the shares subject to the option shall vest each month on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to participant continuing to be a service provider through each such date.

(3)	These are early exercisable options and 26,170 of these options have vested as of December 31, 2021.
(4)	These options have acceleration provisions in case of termination without cause in connection with or within twelve months of a change of control (as defined).
(5)	Mr. Soslow resigned in August 2021.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of (i) the capital stock of Hiro Systems PBC at March 31, 2022, and (ii) the ownership of the Stacks Tokens for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 10% of our common stock; and

•	all of our directors and executive officers as a group.

The percentage of beneficial ownership shown in the table is based upon 14,529,769 shares outstanding as of March 31, 2022. As noted in the Form 1-U filed with the SEC on January 20, 2021, we do not consider the Stacks Tokens to be a security and consequently no disclosure regarding the tokens is required to be included. Hiro Systems PBC may choose to discontinue providing such disclosure at any time.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 10% of our common stock on an as-converted basis. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after March 31, 2022. Certain of the options to purchase shares of our common stock granted to our named executive officers may be exercised prior to the vesting of the underlying shares. We refer to such options as being “early exercisable.” Shares of common stock issued upon early exercise are subject to our right to repurchase such shares until such shares have vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options to purchase shares of our common stock or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o 101 W. 23rd Street, Suite 224, New York, New York 10011.

Name of Beneficial Owner	Beneficial Ownership of Hiro Systems PBC voting securities
	Shares		Percentage
10% Stockholders*:
Entities affiliated with Union Square Ventures	2,423,479	(1)	16.7%
Muneeb Ali^	3,074,288		21.2%
Albert Wenger	2,423,479	(1)	16.7%
All directors and executive officers as a group (6 persons):	5,970,082	(2)	39.8%

*

Although Ryan Shea, who resigned in 2018, is the owner of 4,099,051 shares of common stock, or 28.2% of Hiro Systems PBC voting securities, his shares are subject to an irrevocable proxy, which provides that the aggregate number of shares of common stock owned by Ryan Shea in excess of 9.9% of the aggregate number of voting securities of Hiro Systems PBC that is being asked to vote on any matter, will be voted in a manner consistent with the majority of the other votes cast by the Hiro Systems PBC stockholders on such specific matter.

^

Muneeb Ali’s holdings of voting securities and Stacks Tokens are net of transfers to a family trust. However, he has retained, through an irrevocable proxy, voting authority on the 1,024,763 shares that have been transferred to the family trust. For further details, see “Item 5. Interest of Management and Others in Certain Transactions—Transfer of Assets.”

(1)

Consists of (i) 72,809 shares of Series A-1 convertible preferred stock, 42,207 shares of Series A-4 convertible preferred stock and 2,349 shares of Series B convertible preferred stock held by USV 2014 Investors, LP, and (ii) 1,430,618 shares of Series A-1 convertible preferred stock, 829,338 shares of Series A-4 convertible preferred stock and 46,158 shares of Series B convertible preferred stock held by USV 2014, LP. The general partner of USV 2014 Investors, LP and USV 2014, LP is USV 2014 GP, LLC. Albert Wenger is a senior managing member of USV 2014 GP, LLC, and as such, he may be deemed to share voting power and investment control over the shares held of record by USV 2014 Investors, LP and USV 2014, LP. Each of these entities and Albert Wenger disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(2)

Consists of 157,238 shares at an exercise price of $0.37, all of which are exercisable within 60 days of March 31, 2022, 262,223 shares at an exercise price of $2.69, 231,342 of which are exercisable within 60 days of March 31, 2022, 28,264 shares at an exercise price of $3.02, 16,192 of which are exercisable within 60 days of March 31, 2022, 15,702 shares at an exercise price of $3.33, 8,832 of which are exercisable within 60 days of March 31, 2022, 24,506 shares at an exercise price of $3.76, 7,658 of which are exercisable within 60 days of March 31, 2022 and 204,214 shares at an exercise price of $6.61, 51,053 of which are exercisable within 60 days of March 31, 2022. 387,927 of the shares subject to option grants are subject to a schedule whereby one-quarter (1/4) of the shares subject to the options shall vest on the first anniversary of their respective vesting commencement dates, after which one forty-eighth (1/48) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. 68,472 of the shares subject to option grants are subject to a schedule whereby one forty-eighth (1/48) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. The remainder of the shares amounting to 235,748 are completely vested as of December 31, 2021.

Item 5.	Interest of Management and Others in Certain Transactions

The following is a summary of transactions since January 1, 2020 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Stock Option Grants

Alex Miller	204,214
Jesse Soslow^	80,715
Diwaker Gupta	40,208

RTU Award Grants

Diwaker Gupta	4,040,000
Alex Miller	3,500,000
Jaswinder Singh	3,000,000
Jesse Soslow^	1,690,000
Saurabh Pathak	778,000

^	Mr. Soslow resigned in August 2021 and forfeited 53,780 of the above noted stock option grants and 1,393,750 of the above noted RTU award grants.

Amended and Restated Investors’ Rights Agreement

Hiro Systems PBC has entered into an amended and restated investors’ rights agreement with certain holders of its convertible preferred stock, including USV 2014, L.P., USV 2014 Investors, L.P., USV 2016, L.P., and USV Investors 2016, L.P. If we grant registration rights to investors in a future equity financing separate from the Series A or Series B equity financing, the holders of our Series A or Series B preferred stock, and any shares of common stock issuable upon the conversion of our convertible preferred stock, are entitled to pari passu registration rights, subject to the execution of any documents granting such rights executed by the investors in such future equity financing. Albert Wenger, a member of Hiro Systems PBC’s board of directors, is a managing partner of Union Square Ventures.

Amended and Restated Voting Agreement

The election of the members of Hiro Systems PBC’s board of directors is governed by an amended and restated voting agreement with certain of the holders of our outstanding common stock and convertible preferred stock, including entities affiliated with Union Square Ventures, and certain other persons. The parties to the amended and restated voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors: (1) one nominee designated by entities affiliated with Union Square Ventures, and (2) two nominees designated by a majority of the holders of common stock, determined on an as-converted basis. Albert Wenger, a member of Hiro Systems PBC’s board of directors, is a managing partner of Union Square Ventures.

Amended and Restated Right of First Refusal and Co-Sale Agreement

Hiro Systems PBC is a party to an amended and restated right of first refusal and co-sale agreement with holders of our convertible preferred stock and our founders, Muneeb Ali and Ryan Shea, including entities affiliated with Union Square Ventures, and certain other persons, pursuant to which certain holders of convertible preferred stock have a right of first refusal and co-sale in respect of certain sales of securities by our founders and our other stockholders. Albert Wenger, a member of Hiro Systems PBC’s board of directors, is a managing partner of Union Square Ventures.

Transfer of Assets

In December 2020, one of our founders, Muneeb Ali, transferred 1,024,763 of his shares in Hiro Systems PBC and 42,000,000 Stacks Tokens to a family trust. The family trust has signed an irrevocable proxy that allows Muneeb Ali to vote the transferred shares on behalf of the Trust.

Sale of Series B Convertible Preferred Stock to Union Square Ventures

In February 2022, Union Square Ventures, a beneficial owner of over 10% of our capital stock and an affiliate of a member of Hiro Systems PBC’s board of directors, purchased 48,507 shares of our Series B convertible preferred stock for a total amount of $1.0 million. Albert Wenger, a member of Hiro System PBC’s board of directors, is a managing partner of Union Square Ventures.

Item 6.	Other Information

Hiro Systems PBC has no other information to disclose.

Item 7.	Financial Statements

The financial statements required by this Item 7 are included in this Annual Report on Form 1-K beginning on the following page.

Hiro Systems PBC and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

With Independent Auditor’s Report

Hiro Systems PBC and Subsidiaries

Table of Contents

Years Ended December 31, 2021 and 2020

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

Hiro Systems PBC and Subsidiaries (formerly known as Blockstack PBC and Subsidiaries)

Opinion

We have audited the consolidated financial statements of Hiro Systems PBC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Emphasis of Matter – Uncertainties and Accounting Matters Related to Cryptocurrency Assets (also referred to as “Digital Currencies”)

As disclosed in Note 3 to the consolidated financial statements, the Company held digital currencies with a carrying value of approximately $5.7 million and $3.6 million, in digital currencies, representing approximately 17% and 13% of total assets at December 31, 2021 and 2020, respectively, and noncash loans of digital assets to third parties, with a carrying value of $0.2 million and $2.1 million at December 31, 2021 and 2020, respectively, which are to be repaid in digital assets. Significant information and risks related to such digital currencies and related assets and liabilities include, but is not necessarily limited to the following:

Digital Currencies are Unregulated and Have Risks of Ownership

As of the date of these consolidated financial statements, cryptocurrencies are not subject to any regulatory oversight and while the public keys (e.g. account numbers) of virtual wallets holding cryptocurrencies reside on distributed networks and can be viewed publicly, the ownership of the wallets are not registered and therefore, anonymous. Ownership in the currencies residing in any wallet are evidenced only by demonstrating knowledge of both the public key of the virtual wallet holding the currencies and the underlying private key (e.g. passcode) of the cryptocurrencies residing within the virtual wallet. Knowledge of both these keys is required in order to demonstrate possession of the cryptocurrencies and therefore, ownership. Accordingly, prior to investing, investors in such currencies should carefully evaluate and understand all relevant internal controls put in place by companies holding such assets on their behalf to understand how their investments are being protected and how inappropriate transfers of such assets are prevented.

Risks Related to Maintaining Private Key Security

Digital currency assets require the execution of the aforementioned confidential encrypted private key in order to initiate a transfer of the asset to another party. If the private key were to become lost, the Company would not be able to access the digital currency assets, thereby deeming the asset worthless to the Company. In addition, if another party were to gain access to the private key, along with the public key of the wallet holding the digital currencies, the other party could demonstrate ownership of the digital currencies and could either execute a transfer of the cryptocurrency asset or inappropriately utilize the digital currency assets as collateral for unauthorized financing.

Risks Related to Current and Continued Market Acceptance

Cryptocurrency assets are virtual currencies that have recently become significant in the marketplace and utilize blockchain technology in order to account for the transfer of such assets. These virtual assets have significant market volatility, which can significantly vary in a short period of time and can potentially vary between various pricing sources. These virtual assets are highly speculative in nature, and have potentially significant risks of ownership, which include, but are not necessarily limited to risks identified herein.

Regulatory Oversight and Considerations

As of the date of these consolidated financial statements, the U.S. Securities and Exchange Commission has expressed concerns regarding the adequacy and accuracy of marketplace information of cryptocurrency assets, which could impact individual state blue sky laws, potentially impacting the exchange of such assets for more widely accepted currencies, such as the US Dollar. In the event that regulations were implemented to address these concerns, such regulations could potentially have a significant adverse effect on the realization of these digital currency assets.

Risks Associated With a Cryptocurrency Majority Control

Since cryptocurrencies are virtual and transactions in such currencies reside on distributed networks, governance of the underlying distributed network could be adversely altered should any individual or group obtain 51% control of the distributed network. Such control could have a significant adverse effect on either the ownership or value of the cryptocurrency.

Financial Reporting Risks Related to Digital Currency Valuation

As of the date of these consolidated financial statements, there is currently no specific authoritative accounting literature U.S. GAAP which addresses the accounting for digital assets, including digital currencies. Certain non-authoritative sources have concluded that digital currencies should be accounted for as intangible assets, where the digital currency asset should be recorded at the lower of its original cost or fair value, whereby any recorded write-downs could not be recovered in the future. The Company’s management has concluded that it’s digital currency assets should be valued at cost and reduced for any identified impairment charges, which is consistent with current practices. In the event that specific authoritative accounting guidance were to be issued after the release of these consolidated financial statements and such guidance was inconsistent with management’s current accounting for its digital assets and a restatement would be determined to be required, any resulting restatement could have a significant impact on the Company’s financial position, results of operations, and cash flows. The timing of any such authoritative guidance, if issued at all, is not determinable as of the date of these consolidated financial statements.

Risks Related to Transaction Authentication

As of the date of these consolidated financial statements, the transfer of digital currency assets from one party to another currently typically relies on an authentication process by an outside party known as a miner. In exchange for compensation, the miner will authenticate the transfer of the currency through the solving of a complex algorithm known as a proof of work, or will vouch for the transfer through other means, such as a proof of stake. Effective transfers of and therefore realization of cryptocurrency is dependent on interactions from these miners. In the event that there were a shortage of miners to perform this function, that shortage could have an adverse effect on either the fair value or realization of the cryptocurrency assets.

Non-Cash Liabilities to be Settled in Tokens

As of the date of these consolidated financial statements, the Company reflected liabilities in the amount of $21.4 million and $11.4 million at December 31, 2021 and 2020, respectively, for promises to distribute tokens in the future. When this liability is settled in the future, and since the issuance of such tokens will have no carrying amount at the time of issuance, the result of this transaction will result in the Company recognizing a future non-cash gain for the same amount as the liability.

Non-Cash Loans Receivable

As of December 31, 2020, the Company had a loan of digital assets comprised of Bitcoin to a third party approximating $2.1 million, which was repaid in digital assets in 2021. In connection with this loan, the Company recognized a non-cash gain of approximately of $0.6 million in 2021. Had these digital assets not been loaned to a third party, they would have been accounted for as intangible assets in accordance with the American Institute of Certified Public Accountants non-authoritative accounting guidance entitled “Accounting for and Auditing of Digital Assets” and a non-cash gain for changes in fair value would not have been recorded.

As discussed herein, holdings in digital currency assets are subject to current, emerging and potentially significant risks, including, but not necessarily limited to legal, regulatory, market valuation and proof of ownership risks. These risks are described in greater detail in Note 1 to the consolidated financial statements. Users of financial statements for entities that hold cryptocurrency assets should carefully understand, consider and evaluate these and other risks related to cryptocurrency assets, when making investing decisions in such entities. Our opinion is not modified with respect to this matter.

/s/ WithumSmith+Brown, PC

New York, New York

April 28, 2022

Hiro Systems PBC and Subsidiaries

Consolidated Balance Sheets

December 31, 2021 and 2020

($ in thousands, except for share amounts)

	2021	2020
Assets
Current assets
Cash and cash equivalents	$9,989	$13,108
Noncash loan to third party	—	2,091
Loan to third party, current portion	500	—
Right-of-use asset, current portion	285	338
Income tax receivable	3,486	4,020
Other current assets	494	514

Total current assets	14,754	20,071
Digital currencies, net	5,668	3,561
Digital currencies loaned to third party	205	—
Investments, net	9,814	1,026
Loan to third party, net of current portion	450	951
Right-of-use asset, net of current portion	1,429	—
Other assets	385	904

Total assets	$32,705	$26,513

Liabilities
Current liabilities
Token obligations to employees	$5,201	$133
Token obligations to others, current	13,601	7,391
Lease liability, current	276	295
Other current liabilities	3,212	1,274

Total current liabilities	22,290	9,093
Lease liability, net of current portion	1,486	—
Token obligations to others, net of current portion	2,553	3,829
Other liabilities	1,275	1,223

Total liabilities	27,604	14,145

Stockholders’ equity
Series A convertible preferred stock, $0.00001 par value, 4,558,946 shares authorized; 4,558,498 shares issued and outstanding; liquidation preference of $5,519	—	—
Common stock, $0.00001 par value, 16,000,000 shares authorized; 9,270,092 and 9,235,146 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	14,687	13,943
Accumulated deficit	(9,586)	(1,498)

Total controlling stockholders’ equity	5,101	12,445
Non-controlling deficit	—	(77)

Total stockholders’ equity	5,101	12,368

Total liabilities and stockholders’ equity	$32,705	$26,513

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2021 and 2020

($ in thousands)

	2021	2020
Expense
Compensation expense	$43,856	$7,036
Marketing expense	1,048	5,718
General and administrative	11,294	7,578
Research and development	3,206	2,573
Grants to third parties	17,339	25,294
Impairment of digital currencies	1,140	815
Impairment of investments	377	100

Total expense	78,260	49,114

Operating loss	(78,260)	(49,114)

Nonoperating income
Gain from vesting of employee tokens	10,750	2,406
Gain on tokens and other assets delivered to third parties	21,528	18,730
Gain on delivery of restricted token units	14,484	—
Gain on sale of digital currencies	19,252	7,662
Digital currency earned	2,268	—
Gain on noncash loans receivable	562	2,998
Unrealized gain on investments	1,904	—
Other income	11	52

Total nonoperating income	70,759	31,848

Loss before income taxes	(7,501)	(17,266)
Income tax expense (benefit)	587	(3,153)

Net loss before non-controlling interest	(8,088)	(14,113)
Net loss allocable to non-controlling deficit	—	77

Net loss attributable to Hiro Systems PBC	$(8,088)	$(14,036)

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2021 and 2020

($ in thousands, except for share amounts)

	Convertible Preferred Stock					Accumulated Earnings Before Deficit	Total Controlling Stockholders’ Equity	Non-Controlling Interest (Deficit)	Total Stockholders’ Equity
	Series A		Common Stock		Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	4,558,498	$—	9,131,646	$—	$6,924	$12,538	$19,462	$6,821	$26,283
Stock-based compensation	—	—	—	—	653	—	653	—	653
Exercise of stock options	—	—	103,500	—	38	—	38	—	38
Distribution to Hiro Systems PBC	—	—	—	—	6,328	—	6,328	(6,328)	—
Distribution to non-controlling interest holders	—	—	—	—	—	—	—	(493)	(493)
Net loss	—	—	—	—	—	(14,036)	(14,036)	(77)	(14,113)

Balance at December 31, 2020	4,558,498	$—	9,235,146	$—	$13,943	$(1,498)	$12,445	$(77)	$12,368
Stock-based compensation	—	—		—	644	—	644	—	644
Exercise of stock options	—	—	34,946	—	100	—	100	—	100
Deconsolidation of non-controlling interest holder	—	—	—	—	—	—	—	77	77
Net loss	—	—	—	—	—	(8,088)	(8,088)	—	(8,088)

Balance at December 31, 2021	4,558,498	$—	9,270,092	$—	$14,687	$(9,586)	$5,101	$—	$5,101

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

($ in thousands)

	2021	2020
Cash flows from operating activities
Net loss attributable to Hiro Systems PBC	$(8,088)	$(14,113)
Adjustments to reconcile net loss to net cash from operating activities
Gain from vesting of employee tokens	(10,750)	(2,406)
Gain on tokens and other assets delivered to third parties	(21,528)	(18,730)
Gain on delivery of restricted token units	(14,484)	—
Gain on sale of digital currencies	(19,252)	(7,662)
Digital currency earned	(2,268)	—
Gain on noncash loans receivable	(562)	(2,998)
Unrealized gain on investments	(1,904)	—
Compensation expense - noncash	30,050	2,234
Marketing expense - noncash	14	4,346
Grants to third parties - noncash	17,339	24,501
General and administrative - noncash	5,216	678
Research and development - noncash	286	80
Depreciation and amortization	29	37
Amortization of operating lease right-of-use asset	384	236
Stock-based compensation	644	653
Impairment of digital currencies	1,140	815
Impairment of investments	377	100
Changes in operating assets and liabilities
Income tax receivable	534	(4,020)
Other current assets	(137)	(100)
Other assets	575
Income tax payable	—	(2,251)
Token obligations to employees	—	(10)
Other current liabilities	1,938	948
Lease liability	(293)	(404)
Other liabilities	52	1,223

Net cash from operating activities	(20,688)	(16,843)

Cash flows from investing activities
Cash disbursed for loan to third party	—	(950)
Proceeds from sales of digital currencies	21,224	12,767
Cash outflow from deconsolidation of non-controlling interest	(423)	—
Purchase of fixed assets	(98)	—
Sale of fixed assets	13	—
Purchase of intangible assets	—	(18)
Purchase of investments	(3,250)	(120)
Sale of investment	3	—

Net cash from investing activities	17,469	11,679

Cash flows from financing activities
Cash received from the exercise of stock options	100	38
Cash paid to non-controlling interest holders	—	(388)

Net cash from financing activities	100	(350)

Net change in cash and cash equivalents	(3,119)	(5,514)
Cash and cash equivalents, beginning of year	13,108	18,622

Cash and cash equivalents, end of year	$9,989	$13,108

The following table provides a reconciliation of cash and cash equivalents reported within the accompanying consolidated balance sheets to amounts presented in this consolidated statements of cash flows:

Cash and cash equivalents	$9,989	$13,108

Total amount presented in consolidated statements of cash flows	$9,989	$13,108

Supplemental noncash investing and financing activities
Digital currencies loaned to third parties (Notes 3 and 4)	$205	$365

Digital currencies received as repayment of loans (Note 4)	$3,156	$2,096

Digital currencies used to invest in other startups (Note 2)	$4,014	$—

Supplemental disclosure of cash flow information
Cash paid for income taxes (net of refunds)	$53	$2,140

Other supplemental noncash disclosure
Operating lease right-of-use asset	$1,760	$—

Operating lease liability	$1,778	$—

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Hiro Systems PBC (the “Company”, formerly known as Blockstack PBC prior to a name change that was effective in December 2020), is a technology company that, together with its wholly-owned subsidiaries, built a network for decentralized applications (the “Stacks network” (formerly known as Blockstack network) or the “network”) using blockchain technologies. The Company is a Delaware public benefit corporation and its public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation.

The Stacks network brings applications and smart contracts to the Bitcoin blockchain. The Company introduced the Stacks Blockchain, which involved the creation of tokens (the “Stacks Tokens” or the “tokens”) in order to obtain control over the digital assets on the Stacks network and incentivize users of the network to develop, maintain and write transactions to the network. In connection with this network development, the Company sold utility tokens to parties who wished to use the Stacks network. The network consumes tokens from network users, purchased or earned through mining to perform various network operations.

In January 2021, a new version of the Stacks Blockchain (“Stacks Blockchain 2.0”) was launched. Subsequent to the launch of Stacks Blockchain 2.0, and upon the necessary approvals from the Company’s board of directors, the Company determined that it was no longer in a position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain and therefore concluded that it was no longer necessary for the Company to treat the Stacks Tokens as investment contracts that are securities under the federal securities laws. This development coincided with a change in the Company’s business activities. The Company’s business post-Stacks Blockchain 2.0 is to develop applications and developer tools for the Stacks and Bitcoin blockchains, including a hosted service that will permit developers of decentralized applications and finance software products to test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. The Company intends to develop the hosted service so that it will fully integrate with a portfolio of tools and services developers require to seamlessly build smart contracts and applications.

Basis for Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. For consolidated entities that are less than wholly-owned, the third party’s holding of an equity interest is presented as non-controlling interest in the Company’s consolidated balance sheets and consolidated statements of changes in stockholders’ equity. The Company consolidates a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. The Company’s wholly owned subsidiaries and VIEs are outlined below:

Blockstack Token LLC (“Token LLC”) is a Delaware limited liability company with operations in New Jersey. It is a wholly owned subsidiary of Hiro Systems PBC. Token LLC was responsible for the issuance and distribution of Stacks Tokens in a prior token offering.

Sidebar Labs, LLC (“Sidebar Labs”, formerly known as Blockstack Signature Fund I, LLC) is a Delaware limited liability company and is a wholly owned subsidiary of Hiro Systems PBC. Sidebar Labs makes investments in other companies.

203 Flatiron Property Management LLC is a New York limited liability company and is a wholly owned subsidiary of Sidebar Labs. It was formed in June 2021 and its purpose is to manage property for affiliate entities.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Blockstack Europe B.V. is based in the Netherlands and is a wholly owned subsidiary of Hiro Systems PBC. It provides engineering and other services to Hiro Systems PBC.

Blockstack Token Fund GP, LLC (“Token Fund”) was a Delaware limited liability company with operations in New Jersey. It was a wholly owned subsidiary of Token LLC. Its purpose was to act as a General Partner and facilitate investments in the two LP funds as defined below. Token Fund was dissolved in July 2020.

Blockstack Token Fund QP LP (“QP LP”) and Blockstack Token Fund AI LP (“AI LP”) (and together the “LP funds”) were the two investment funds created for token investors as part of the private token sales. Both were formed as Delaware limited partnerships, with both having operations in New Jersey. The LP funds were determined to be VIEs, of which Token Fund was determined to be the primary beneficiary and consolidated the LP funds. The LP funds were dissolved in January 2020. After their dissolution, all of QP LP’s and substantially all of AI LP’s assets were transferred to Token LLC. A portion of the of AI LP’s assets were distributed to its investors in 2020 per the terms of the fund’s partnership agreement, which entitled investors to receive a portion of any gains on the digital currencies held by the fund.

Daemon Technologies Limited (“Daemon”) is based in Hong Kong and was formed in late 2020. Daemon has share capital of HK$101 divided into 101 ordinary shares. It was founded by a former employee of the Company and is focused on supporting the Stacks ecosystem in Asia through software development, business development and potential new applications. As part of Daemon’s capitalization, in December 2020, the Company loaned Daemon $0.5 million at an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. Daemon was determined to be a VIE because its only form of support for its operations was the loan from the Company and, as a result, Daemon was considered thinly capitalized. Therefore, the Company consolidated Daemon at December 31, 2020. In January 2021, the Company entered into a subscription agreement with Daemon to transfer 25 million Stacks Tokens in exchange for one ordinary share to support software development for the Stacks Blockchain, particularly for users in Asia. The one share represents less than 1% of Daemon’s equity ownership and does not convey a disproportionate voting right nor does it provide control to the Company over Daemon. The contribution of Stacks Tokens led to a determination that Daemon was no longer considered a VIE because Daemon was no longer thinly-capitalized. As a result, in January 2021, the Company deconsolidated Daemon. There was no impact to the consolidated statement of operations for the year ended December 31, 2021 due to the deconsolidation. Daemon repaid the loan in August 2021.

All significant balances and transactions between the Company, its subsidiaries and entities identified as VIEs have been eliminated in consolidation. As of December 31, 2021, the Company does not have any VIEs that require consolidation.

Basis of Presentation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates including uncertainty in the current economic environment due to COVID-19.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds in which the Company is exposed to market and credit risk. The Company maintains its cash primarily in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.

Recent Accounting Pronouncements

The Company has reviewed recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of their future adoption.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3 to 5 years for equipment. Fixed assets, net of accumulated depreciation and amortization were $122 thousand and $56 thousand as of December 31, 2021 and 2020, respectively, and are included in other assets on the consolidated balance sheets.

Intangible Assets

Intangible assets are comprised of costs incurred to purchase domain name rights and the cost-basis of digital currencies held.

Domain Names

Rights to domain names purchased have an estimated remaining useful life and are classified as finite-lived intangible assets. The Company amortizes these assets over the shorter of the legal life or its estimated economic life using the straight-line method. These assets, net of accumulated amortization were $90 thousand and $98 thousand as of December 31, 2021 and 2020, respectively, and are included in other assets on the consolidated balance sheets. The Company has concluded that disclosures related to these intangible assets are not significant to the consolidated financial statements.

Digital Currencies

Digital currencies are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Each acquisition of Bitcoin and Ether is considered a separate unit of account. The Company tracks the cost of each unit of Bitcoin and Ether when received or purchased when performing impairment testing and recording dispositions either through sale or exchange. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. As part of its digital currency holdings, the Company also holds Stacks Tokens with a carrying value of $0. These tokens were acquired at no cost as part of the Company’s network development activities.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors and employees for services or for grants, at fair value. In addition, the Company assesses the fair value of its digital currency holdings to determine if it is less than their carrying value.

Recurring Fair Value Measurements

The Company used various inputs to measure the fair value of certain noncash loans receivable on a recurring basis. The fair value of the loans denominated in digital currencies was considered a Level 2 measurement at December 31, 2020, as it was estimated largely using observable inputs – quoted prices for Bitcoin and Ether in active markets. As of December 31, 2021, there were no loans receivable denominated in digital currencies.

There were certain transfers between Level 2 and 3 during the year ended December 31, 2021 for assets measured at fair value on a recurring basis. There were no transfers between Level 1, 2 or 3 during the year ended December 31, 2020 for assets or liabilities measured at fair value on a recurring basis.

Non-recurring Fair Value Measurements

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis. The Company views a decline in the quoted price to be an indicator of impairment.

The Company sold tokens to employees that are marked to market through vesting, provided tokens to vendors in exchange for services, provided restricted token units (“RTUs”) grants to employees and others and provided tokens as grants. In addition, as part of a one-time distribution, the Company distributed Stacks Tokens without monetary consideration to potential non-US network users to encourage use of the Stacks network. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

In estimating the fair value of Stacks Tokens exchanged for services, provided as grants, distributed without monetary consideration, and for those that vested, during the year ended December 31, 2020, the Company relied on observable inputs such as the Stacks Token exchange price on an Asian exchange, and a mixture of Level 2 and 3 inputs to estimate discounts to reflect the unlisted status of the tokens in the United States and their lack of marketability. The Company concluded that the estimated fair value of Stacks Tokens issued, distributed or vested during the year ended December 31, 2020 is a Level 3 measurement. Pursuant to the listing of Stacks Tokens on an exchange in the United States in January 2021, the Company concluded that the estimated fair value of Stacks Tokens issued, distributed or vested in the year period ended December 31, 2021 is a Level 2 measurement.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

When Stacks Tokens are issued, distributed or vested under the circumstances described above, the Company recognizes an expense equal to the estimated fair value of the Stacks Tokens (the Company has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in the Company’s consolidated financial statements, as they were acquired as part of the Company’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on the Company’s net income or loss.

Certain of the Company’s investments are also fair valued based on observable inputs.

Investments

Investments in simple agreements for future equity (“SAFE”) are carried at cost less impairment, if any. For nonmarketable equity securities, the Company carries them at cost less impairment, if any, plus or minus observable price changes for identical or similar securities of the same issuer with such changes recorded in nonoperating income section of the consolidated statements of operations.

As of December 31, 2021 and 2020, the Company’s investments have been summarized in the tables below by level to the fair value hierarchy (in thousands).

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2021
SAFE	$—	$—	$3,552	$3,552
Preferred shares	—	2,089	3,658	5,747
Limited partnership interests	—	—	515	515

	$—	$2,089	$7,725	$9,814

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2020
SAFE	$—	$—	$1,026	$1,026

	$—	$—	$1,026	$1,026

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Reconciliation of investments measured at fair value with the use of significant unobservable inputs (Level 3) for the years ending December 31, 2021 and 2020 (in thousands):

Balance at January 1, 2020	$1,006
Impairment of investments	(100)
Purchase of investments	120

Balance at December 31, 2020	1,026
Unrealized gain on investments	1,904
Impairment of investments	(377)
Purchases of investments	7,264
Sale of investment	(3)
Transfers out of Level 3	(2,089)

Balance at December 31, 2021	$7,725

Leases

The Company classifies arrangements meeting the definition of a lease as operating or financing leases and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Research and Development

Research and development expenses during 2021 represent costs incurred by the Company for development of a hosted service that will permit developers of decentralized applications to test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. The costs primarily consist of salaries paid to the Company’s developers and fees paid to consultants and outside service providers. Prior to 2021, these expenses primarily pertained to costs incurred by the Company for the development of the Stacks network, the Stacks Tokens, the Stacks Blockchain, and the Company’s decentralized application ecosystem.

Marketing

Marketing costs are expenses associated with corporate marketing, public relations, promotional items, and events and conferences. Marketing expenses are expensed as incurred.

General and Administrative

General and administrative expenses primarily consist of noncash token compensation expense for non-employees, professional fees, technology costs, occupancy expenses and other office expenses.

Stock-based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award. The Company accounts for forfeitures as they occur.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Token Compensation Expense

Token compensation expense (noncash) arises from tokens sold to employees and from grants of RTUs to employees and others. These tokens are from the Company’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these sales and RTUs. Token compensation expense (noncash) has two components as described below:

The Company sold tokens to employees which are subject to vesting. As these tokens vest the Company records a noncash token compensation expense which represents the fair value of the tokens upon vesting in excess of the purchase price. The token compensation expense is shown in compensation expense on the consolidated statements of operations. Concurrently with the recording of a token compensation expense the Company also records a noncash gain which represents the fair value of the vested tokens over their carrying value of $0. If an employee leaves prior to full vesting of the tokens, the Company buys back the unvested tokens at their original purchase price. All of these tokens have vested as of December 31, 2021.

The Company grants employees, contractors and non-employees, RTUs that vest quarterly over a four-year period. The Company accounts for the grants of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expense for employees and certain contractors and in general and administrative expenses (for non-employees) on the consolidated statement of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others, current on the consolidated balance sheet. On delivery of tokens which takes place after vesting, the Company records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that the employee terminates prior to the completion of the service period. The Company withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by the Company to the tax authorities without liquidating the withheld tokens. Employee tax withholdings amounted to $8.1 million during the year ended December 31, 2021 and are shown in compensation expense on the consolidated statement of operations. There was no token compensation cost recognized during the year ended December 31, 2020, as the performance conditions for vesting of these awards was not deemed probable (primarily, the listing of Stacks Tokens on an exchange in the United States which took place in January 2021). Consequently, there was no liability for tokens vested but not delivered on the consolidated balance sheet as of December 31, 2020.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates. Valuation allowances are established, if necessary, to reduce a deferred income tax asset to the amount that will more likely than not be realized.

The Company recognizes income tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Risks Associated with Digital Currencies

Security

The Company currently holds significant amounts of Bitcoin and Ether, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. As of December 31, 2021, all of the Company’s cryptocurrency holdings of Bitcoin and Ether are held with a third party custodial service and any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. A single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or incapacity on the part of these executive officers and directors.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin and/or Ether, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

The American Institute of Certified Public Accountants (“AICPA”) has issued non-authoritative guidance entitled “Accounting for and Auditing of Digital Assets,” which was the result of a working group of participants, including several major accounting firms and the U.S. Government Accountability Office. This guidance, which served to summarize currently accepted accounting practices, indicates that entities that do not otherwise apply specialized industry guidance, should currently account for digital assets as indefinite lived intangible assets, recorded at cost and tested for impairment annually or more frequently, if events indicate that it is more likely than not that the asset has been impaired. The guidance further indicates that for any reduction in a digital asset’s fair value, impairment of that asset is appropriate, and any subsequent reversal of the impairment loss is prohibited. Accordingly, amounts reported in these financials statements as digital assets, reflect such impairments, but do not reflect any subsequent recovery in valuation giving rise to the impairment.

In January 2022, the AICPA issued non-authoritative guidance entitled “Crypto Asset Lending” which provides guidance on the accounting of digital currency lending transactions. The lender may account for the loaned digital currency as an intangible asset if certain derecognition criteria are not met, if control has not transferred to the borrower since the borrower will be returning the original digital currencies. The loaned digital currency should then be reclassified on the lender’s balance sheet and titled appropriately. Also, the loaned digital currency should be subject to cost basis impairment similar to digital currencies that are accounted as intangible assets, and no gain or loss is recognized at the inception of the loan by the lender.

Digital Currencies are Currently Unregulated

As of the date of these consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets and cryptocurrency exchanges. It is possible that new international, federal, state and local regulations or policies may materially adversely affect Stacks Blockchain and Stacks Tokens. It is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of Stacks Tokens.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Various legislative and executive bodies in the United States and in other countries have already adopted, and may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of digital assets such as the Stacks Tokens, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks Blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies. Recently, the Securities and Exchange Commission (the “SEC”) has increased its enforcement activity in regard to digital assets, including with respect to the Stacks Tokens, and it is difficult to predict what effect this may have on the industry in general and on the Company in particular.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations that utilize the Stacks Tokens or Stacks Blockchain significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities that utilize the Stacks Tokens. Regulatory action could also affect the rights of the Company, as a holder of Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Due to the unpredictable regulatory environment for digital assets, the Company has traditionally incurred high legal costs in order to ensure it remains in compliance with current regulations and as part of its ongoing engagement with the SEC. The Company expects to continue to incur high legal costs for these purposes.

Money Services Business

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

There are a number of exemptions to FinCEN’s money transmitter definition, but, if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Although the Company should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once the Company is no longer regulated or examined by the SEC. The Company has not consulted with FinCEN on the application of its convertible virtual currency guidance to the Company. If FinCEN, the DOJ, or any other state regulator determine that the Company should have registered or obtained licenses as a money transmitter, then the Company could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect its operations.

Other

In 2018, the Company released the Stacks Wallet (now known as the “Hiro Wallet”), an application that allows users to store and transfer Stacks Tokens. It is the Company’s position that the Hiro Wallet is not required to register as a money transmitter, is not required to register as a transfer agent under the Securities and Exchange Act of 1934 (the “Exchange Act”), is not a clearing agency under the Exchange Act, and should not be viewed as an exchange or an alternative trading system under the Exchange Act. Additionally, the Company does not consider itself to be an investment company. It is possible that a regulator could disagree with these positions which could materially affect the Company’s business.

2.	Investments

During the years ended December 31, 2021 and 2020, the Company invested approximately $7.3 million (of which $3.3 million was in cash and the balance of $4.0 million was invested using Stacks Tokens) and $0.1 million in cash, respectively, in other startup companies. During the years ended December 31, 2021 and 2020, the Company recorded impairment charge on its investments of $0.4 million and $0.1 million, respectively.

The investments made during the year ended December 31, 2021 primarily consisted of: (i) an investment of $3.7 million in a startup founded by two former employees. This startup is focused on building a suite of decentralized finance products on the Stacks Blockchain. The investment was made through a transfer of 2 million Stacks Tokens representing a fair value of $1.7 million, and $2.0 million in cash in exchange for preferred shares in the startup. The Company also provided a loan of 10 million Stacks Tokens with an interest rate of 0.13% over 5 years. The startup has an option to purchase up to 2 million Stacks Tokens at a pre-determined price from the tokens that are loaned to them. This loan had no impact on the consolidated financial statements as the tokens have a carrying value of $0, (ii) a $1.3 million SAFE investment in a startup founded by a former contractor. This startup is focused on creating a mobile wallet for the Stacks Tokens. The investment was made through a transfer of 4 million Stacks Tokens representing a fair value of $1.1 million and $0.2 million in cash, (iii) a $1.3 million SAFE investment in another startup. The investment was made through a transfer of 0.5 million Stacks Tokens representing a fair value of $1.1 million and $0.2 million in cash (iv) The balance of the investments amounting to approximately $1.0 million were made via a combination of $0.9 million in cash and $0.1 million in Stacks Tokens.

During the year ended December 31, 2021, the Company also revalued one of its investments pursuant to additional financing rounds undertaken by the startup. The initial $50 thousand investment was revalued to its fair market value and is recorded on the consolidated balance sheet at approximately $2.0 million as of December 31, 2021.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

3.	Digital Currencies

The Company holds Bitcoin and Ether and includes them as digital currencies on the consolidated balance sheets. The Company considers these digital currencies to be intangible assets and records them at cost less impairment. The Company evaluated the digital currencies for impairment by using publicly traded prices of Bitcoin and Ether. During the years ended December 31, 2021 and 2020, the Company recorded impairment charges of $1.1 million and $0.8 million, respectively, on the consolidated statements of operations.

The following table presents additional information about digital currencies (in thousands):

Digital Currencies
Balance at January 1, 2020	$5,364
Achievement of a milestone	2,386
Impairment	(815)
Digital currencies sold (Note 10)	(5,105)
Digital currencies loaned (Note 4)	(365)
Digital currencies returned (Note 4)	2,096

Balance at December 31, 2020	3,561
Impairment	(1,140)
Digital currencies sold (Note 10)	(1,972)
Digital currencies returned (Note 4)	3,156
Digital currencies earned (Note 10)	2,268
Digital currencies loaned (Note 3)	(205)

Balance at December 31, 2021	$5,668

In November 2021, the Company provided a non-interest loan denominated in Bitcoin to a third party with a contractual term of one year. The purpose of the loan is to enable the third party to test a certain token-related software application it is developing for the Company under a separate software development contract. The Bitcoin that was loaned is recognized as an intangible asset on the consolidated balance sheet and carried at a value of $205 thousand as of December 31, 2021. The Company continues to recognize the intangible assets on its consolidated balance sheet, rather than a loan, subject to the impairment review during the term of the loan as the derecognition criteria for transfers of nonfinancial assets were not met. For the duration of the loan, the Company cannot freely use these assets as it is in the third party’s possession under the loan agreement. The Company is also exposed to credit risk of the third party; specifically, the risk that the third party will not return the borrowed assets. However, the Company believes this risk to be low because of certain security measures taken by the third party and the short duration of the loan.

4.	Loans to Third Parties

In 2019, the Company entered into a consulting services agreement with a third party vendor whereby the vendor provided a number of services which were primarily focused on increasing the liquidity of Stacks Tokens that are traded on various exchanges. Per the terms of this agreement, the Company provided a loan denominated in Bitcoin and Ether which on the date of the loan, had a market value of $1.0 million. The carrying value of Bitcoin and Ether loaned was $1.5 million. The loan carried an interest rate of 0% with repayment to be made in Bitcoin or Ether or both. Repayment amount of this loan, which the Company accounted for at fair value, varied based on changes in the value of Bitcoin, Ether and in part, Stacks Tokens. The loan was repaid in December 2020 and the Company received $2.1 million in Bitcoin and Ether. During the year ended December 31, 2020, the Company recognized a net gain of $1.3 million, which is included in gain on noncash loans receivable on the consolidated statements of operations. This gain resulted from changes in the value of the underlying digital currencies.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

In August 2020, the Company entered into another consulting services agreement with a third party vendor whereby the vendor provided a number of services which were primarily focused on increasing the liquidity of Stacks Tokens that are traded on various exchanges. Per the terms of this agreement, the Company provided a loan denominated in Bitcoin which on the date of the loan, had a market value of $1.0 million. The carrying value of Bitcoin loaned was $0.4 million. The loan carried an interest rate of 0% with repayment to be made in Bitcoin. Repayment amount of this loan, which the Company accounted for at fair value, varied based on changes in the value of Bitcoin and in part, Stacks Tokens. The loan was repaid in January 2021 and the Company received $2.7 million in Bitcoin. During the years ended December 31, 2021 and 2020, the Company recorded gains of $0.6 million and $1.7 million, respectively, which are included in gain on noncash loans receivable on the consolidated statements of operations. This gain resulted from changes in the value of the underlying digital currencies.

In August 2020, pursuant to certain agreements entered into with a non-profit foundation the Company provided the non-profit foundation with a three-year loan of approximately $1.0 million to be repaid in four quarterly installments of approximately $0.3 million each, beginning twenty-four months following the date of the loan. The loan bears an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. The loan amount payable through end of 2022 is disclosed as a current asset, on the consolidated balance sheet as of December 31, 2021. The remainder of the liability which is payable in year 2023 is disclosed as a noncurrent asset on the consolidated balance sheet of December 31, 2021. As of December 31, 2020, this entire loan was disclosed as a noncurrent asset on the consolidated balance sheet.

As disclosed under Basis for Consolidation in Note 1, in December 2020, the Company loaned $0.5 million of cash to Daemon at an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. This loan was eliminated in consolidation at December 31, 2020 as the Company had consolidated Daemon due to its status as a VIE. The duration of the loan was three years but it was repaid early in August 2021. The repayment was denominated in Bitcoin.

5.	Grants to Third Parties

As part of its effort to cultivate a decentralized Stacks ecosystem, the Company entered into transactions with various entities that support the Stacks ecosystem, and which are not related parties with respect to the Company and with other third parties. Pursuant to these transactions, during the years ended December 31, 2021 and 2020, the Company granted Stacks Tokens amounting to $17.3 million and $25.3 million, respectively, to various entities.

In July 2020, the Company entered into certain agreements with a non-profit foundation which is focused on supporting the Stacks Blockchain and Stacks ecosystem. During 2020, the Company transferred certain assets to the foundation which included the Company’s intellectual property rights in the Stacks Blockchain 2.0 software, some domain names and 100 million Stacks Tokens which in aggregate had a fair value of $12.8 million. The foundation has complete control over the transferred assets and complete discretion over their administration, development and deployment. The Company also provided a cash grant of $50 thousand. These grants were disclosed as grants to third parties on the consolidated statement of operations for the year ended December 31, 2020. The Company also recorded a noncash gain related to the contribution of noncash assets which was disclosed in nonoperating income on the consolidated statement of operations for the year ended December 31, 2020 (see Note 10).

In September 2020, the Company entered into an agreement with a non-profit research university to provide a cash grant of at least $0.2 million and a Stacks Token grant of at least 29 million tokens to support research and education in the field of decentralized internet and cryptocurrencies. The Company had an option to provide either additional cash or tokens and has elected to transfer additional approximately 2 million tokens in lieu of cash. In aggregate, the Company will grant approximately 31 million Stacks Tokens with a fair value of $6.4 million, of which, approximately 6 million tokens were transferred in 2020 and approximately 6 million tokens were transferred in 2021. The remainder of the tokens will be transferred at pre-determined intervals through no later than June 2023. The Company also made the cash grant of $0.2 million in 2020. These grants were disclosed as grants to third parties on the consolidated statement of operations for the year ended December 31, 2020. The Company also recorded a noncash gain of $1.1 million and $1.3 million related to the tokens which is disclosed in nonoperating income on the consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively (see Note 10). Token grants payable during the next twelve months from the balance sheet dates are disclosed as token obligations to others, current, and the remainder of the liability is shown under token obligations payable to others, net of current portion, on the consolidated balance sheets as of December 31, 2021 and 2020. The current portion of the liability was $1.4 million and $1.3 million as of December 31, 2021 and 2020, respectively. The noncurrent portion of the liability was $2.6 million and $3.8 million as of December 31, 2021 and 2020, respectively.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

In November 2020, the Company entered into an agreement with an entity founded by a former employee of the Company. This entity’s mission is to develop communities for digital asset ecosystems including the Stacks ecosystem. Under this agreement, the Company is obligated to transfer cash of $0.5 million and 30 million Stacks Tokens that had a fair value of $5.3 million as of November 2020. During 2020, no tokens were transferred but the Company transferred cash of approximately $0.3 million. These grants were disclosed as grants to third parties on the consolidated statement of operations for the year ended December 31, 2020. Since there were no token transfers in 2020, no noncash gain related to the tokens was recorded. During the year ended December 31, 2021, the Company transferred 18 million Stack Tokens with a fair value of $3.2 million. The Company also recorded a noncash gain in the amount of $3.2 million related to the tokens which is disclosed in nonoperating income on the consolidated statement of operations (see Note 10). The token grants payable at year-end are disclosed as token obligations to others, current, on the consolidated balance sheets and were $2.1 million and $5.3 million as of December 31, 2021 and 2020, respectively.

In December 2020, the Company also granted cash and Stacks Tokens to an entity seeking to develop the Stacks developer ecosystem in the Middle East region. The fair value of these grants was $0.1 million.

In January 2021, the Company entered into agreements with two different non-profit research universities to provide grants of 5 million Stacks Tokens to each of them in order to support research and education in computer science and in the fields of decentralized internet and cryptocurrencies. The fair values of these two grants were $2.4 million and $2.8 million, respectively and are disclosed as grants to third parties on the consolidated statement of operations for the year ended December 31, 2021. As of December 31, 2021, 0.1 million tokens were transferred to one of the universities and the Company recorded a noncash gain related to the transferred tokens which is disclosed in nonoperating income on the consolidated statement of operations (see Note 10). The token grants payable of $4.9 million is disclosed as token obligations to others, current, on the consolidated balance sheet as of December 31, 2021.

As disclosed in Note 1 under Basis for Consolidation, during the year ended December 31, 2021, the Company transferred 25 million Stacks Tokens with a fair value of $12.4 million to Daemon. The grant has been disclosed as grants to third parties on the consolidated statement of operations for the year ended December 31, 2021. The Company also recorded a noncash gain in the amount of $12.4 million related to the tokens which is disclosed in nonoperating income on the consolidated statement of operations for the year ended December 31, 2021 (see Note 10).

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

6.	Leases

The Company leased office space in New York. The initial term of the lease was from July 15, 2018 through January 30, 2024. In December 2020, the Company gave notice to the lessor of its intention to terminate the lease effective July 31, 2021. Consequently, the amount of the lease liability and the right of use asset was recalculated due to this modification using a revised discount rate of 4%. Per the termination agreement, the Company was required to pay a termination fee of $0.2 million which was paid in January 2021. The lease was terminated on June 15, 2021.

In November 2021, the Company leased a new office space in New York. The term of the lease is from November 1, 2021 through March 31, 2027. The following summarizes quantitative information about the Company’s operating lease (dollars in thousands):

The following summarizes quantitative information about the Company’s operating leases (dollars in thousands):

	For the Years Ended December 31,
	2021	2020
Operating leases
Operating lease cost	$342	$494

	For the Years Ended December 31,
	2021	2020
Operating cash flows from operating leases	$269	$506
Right-of-use assets exchanged for operating lease liabilities	$1,760	$—
Discount rate - operating leases	6.0%	4.0%

Maturities of the Company’s operating lease liabilities, are as follows (in thousands):

Year ending December 31, 2022	$409
Year ending December 31, 2023	380
Year ending December 31, 2024	419
Year ending December 31, 2025	389
Year ending December 31, 2026	394
Thereafter	109

Total	2,100
Less: Present value discount	(338)

Operating lease liabilities	$1,762

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

7.	Income Taxes

The components of the income tax provision as of December 31, 2021 and 2020 are as follows (in thousands):

	For the Years Ended December 31,
	2021	2020
Current
Federal	$371	$(1,172)
State	211	(1,988)
Foreign	5	7

	587	(3,153)
Deferred
Federal	1,399	887
State	615	201

	2,014	1,088
Valuation allowance	(2,014)	(1,088)

Income tax provision (benefit)	$587	$(3,153)

The reconciliation between the statutory and effective income tax rates at December 31, 2021 and 2020 are comprised of the following:

	For the Years Ended December 31,
	2021	2020
Federal statutory income tax rate	21%	21%
State income taxes, net of federal tax benefit	28%	(2%)
Gain on tokens delivered	115%	0%
Unrecognized tax benefits	(140%)	(6%)
Other	3%	11%
Change in valuation allowance	(38%)	(6%)

Income tax provision (benefit)	(11%)	18%

The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities at December 31, 2021 and 2020 are comprised of the following (in thousands):

	As of December 31,
	2021	2020
Deferred income tax assets
Net operating losses	$671	$200
Impairment of digital currencies	340	514
Stock compensation expense	153	153
Lease Liability	445	71
Grants	2,842	2,485
RTUs	2,035	—
Other	351	242

Total deferred income tax assets	6,837	3,665
Valuation allowance	(5,170)	(3,156)

Total deferred income tax assets, net of allowance	1,667	509

Deferred income tax liabilities
Right-of-use asset	(433)	(81)
Loan receivable	—	(415)
Investments	(1,206)	—
Other	(28)	(13)

Total deferred income tax liabilities	(1,667)	(509)

Deferred income tax assets, net of allowance	$—	$—

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

For the years ended December 31, 2021 and 2020, the Company recorded unrecognized tax benefits and related interest and penalties amounting to a total of $9.7 million and $1.2 million, respectively, which are disclosed as other liabilities and deferred income tax assets, as applicable, on the consolidated balance sheets as of December 31, 2021 and 2020. The 2021 and 2020 amounts that have been recorded within the Company’s deferred income tax assets, are subject to a full valuation allowance. Of the $9.7 million balance as of December 31, 2021, $1.2 million will impact the effective tax rate if recognized. The Company does not expect the change in unrecognized tax benefits over the next twelve months to materially impact its results of operations and financial position. The components of the unrecognized tax benefits as of December 31, 2021 and 2020 are as follows (in thousands):

	For the Years Ended December 31,
	2021	2020
Beginning of the year	$1,223	$—
Increase - prior year positions	52	—
Increase - current year positions	8,392	1,223

End of the year	$9,667	$1,223

In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management does not believe it is more likely than not that the deferred income tax assets will be realized. Accordingly, a full valuation allowance has been established and no deferred income tax assets and related tax benefits have been recognized in the accompanying financial statements.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law. Intended to provide economic relief to those impacted by the COVID-19 pandemic, the CARES Act includes provisions, among others, allowing for the carryback of net operating losses generated in fiscal 2018, 2019 and 2020. The Company will file fiscal 2020 carryback claims during fiscal 2022 and expects that these claims will generate cash refunds of $0.8 million. The effects of these claims are included in the provision for income taxes on the consolidated financial statements. The net change in valuation allowance during the year ended December 31, 2021 was $0.9 million.

8.	Token Compensation

The noncash token compensation expense for tokens sold to employees amounted to $10.6 million and $2.2 million for the years ended December 31, 2021 and 2020, respectively and is disclosed in compensation expense on the consolidated statements of operations. The related noncash gain on these transactions amounted to $10.8 million and $2.4 million for the years ended December 31, 2021 and 2020, respectively and is disclosed as gain from vesting of employee tokens on the consolidated statements of operations. The liability for unvested tokens was $0 and $133 thousand at December 31, 2021 and 2020, respectively and is disclosed as token obligations to employees on the consolidated balance sheets.

The noncash token compensation expense relating to RTUs granted to employees and certain contractors amounted to $19.4 million for the year ended December 31, 2021 and is disclosed in compensation expense on the consolidated statement of operations. The token compensation expense related to RTUs granted to non-employees amounted to $4.5 million at December 31, 2021 and is disclosed in general and administrative expenses on the consolidated statement of operations. The related noncash gain on all the RTU grants amounted to $14.5 million for the year ended December 31, 2021 and is disclosed as gain on delivery of restricted token units on the consolidated statement of operations. The liability for tokens vested but not delivered to employees and certain contractors was $5.2 million at December 31, 2021 and is disclosed as token obligations to employees on the consolidated balance sheet. The liability for tokens vested but not delivered to non-employees was $4.2 million at December 31, 2021 (which included $3.2 million pertaining to a director of the Company) and is disclosed as tokens obligations to others, current on the consolidated balance sheet. There was no token compensation cost recognized on the statement of operations during the year ended December 31, 2020 and there was no liability for tokens vested but not delivered on the consolidated balance sheet as at December 31, 2020.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

9.	Stockholders’ Equity

For the years ended December 31, 2021 and 2020, the authorized capital of the Company consisted of common stock of 16,000,000 shares. The shares issued and outstanding as of December 31, 2021 and 2020 were 9,270,092 and 9,235,146, respectively with a $0.00001 par value.

Following are the details of the Company’s convertible preferred stock for the year ended December 31, 2021 and 2020 along with its liquidation preference.

Share Class	Par Value	Shares Authorized	Shares Outstanding	Conversion Price	Liquidation Preference (in thousands)
Series A-1	$0.00001	2,639,283	2,638,835	$1.49658	$3,949
Series A-2	$0.00001	440,365	440,365	$0.52229	230
Series A-3	$0.00001	120,238	120,238	$0.83168	100
Series A-4	$0.00001	1,162,059	1,162,059	$0.86054	1,000
Series A-5	$0.00001	94,332	94,332	$1.27209	120
Series A-6	$0.00001	83,523	83,523	$1.19726	100
Series A-7	$0.00001	19,146	19,146	$1.04458	20

		4,558,946	4,558,498		$5,519

Voting Rights

Preferred shareholders are entitled to one vote for each share of common stock into which such convertible preferred stock could then be converted. Each holder of common stock is entitled to one vote for each share held.

Dividends Rights

The common stockholders, including restricted stock award holders, shall be entitled to receive dividends when and if declared by the Company’s board of directors. The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company’s board of directors, in preference to the holders of common stock and any stock ranking junior to the series of convertible preferred stock, at an annual rate of 8% of the original issue price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock on a pro rata basis in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of convertible preferred stock were converted at the then-effective conversion rate.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Liquidation Rights

In the event the Company is liquidated either voluntarily or involuntarily (“Liquidation Event”), or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the greater of (i) the Series A original issue price, or (ii) the amount per share that would have been payable had all convertible preferred stock been converted into common stock.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the liquidation preference, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock in proportion to the full amounts they would otherwise be entitled to.

After the payment to the holders of convertible preferred stock, the entire remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Protective Provisions

So long as at least 2,288,977 shares of convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Company will not take any of the following actions without the vote or written consent of the holders of a majority of the shares of common stock (on an as-converted-to-common stock basis) of the Company: (i) voluntarily liquidate or dissolve, (ii) amend, waive or alter any provision of the Certificate of Incorporation or its bylaws, (iii) increase or decrease the total number of authorized shares of preferred or common stock, or the existing stock option plan, (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (v) increase or decrease the size of the board of directors, or (vi) declare or pay any distribution of common share prior to distribution to preferred shares.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of the stock, into a number of shares of common stock equal to the applicable original issue price of that share divided by the applicable conversion price of each preferred round, provided, however, that the conversion price for the preferred stock is subject to adjustment for certain dilutive issuances, splits and combinations as defined in the Articles of Incorporation. As of December 31, 2021, and December 31, 2020, each Series of convertible preferred stock is convertible into one share of the Company’s common stock.

Each share of preferred stock will automatically be converted into fully paid, non-assessable shares of common stock at the conversion price then in effect at the time for such Series of preferred stock immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act provided that the aggregate gross proceeds to the Company are not less than $25,000,000 or (ii) upon the receipt by the Company of a written request for such conversion from a vote of the holders of a majority of the convertible preferred stock then outstanding (voting as a single class and on an as-converted-to common stock basis).

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Stock Based Compensation

Options Issued

Terms of the Company’s share-based compensation are governed by the Company’s 2016 Equity Incentive Plan (the “Plan”). The Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to the Company’s employees, directors and consultants. The contractual life for all options issued under the Plan is 10 years. As of December 31, 2021, the Plan authorized grants to issue up to 3,190,519 shares of authorized but unissued common stock. As of December 31, 2021, 677,485 shares remain available for issuance under the Plan.

Options Valuation

The Company calculates the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The fair value of each stock option granted has been determined using the Black-Scholes option-pricing model. The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

	Years Ended December 31,
	2021	2020
Dividend yield	0.00%	0.00%
Expected price volatility	81.79% - 84.79%	68.57% - 73.16%
Risk free interest rate	0.61% - 1.32%	0.36% - 1.46%
Expected term	5.9 - 6.1	3.5 - 6.1
Stock price	$3.76 - $6.61	$3.02

•	Expected dividend yield - The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on the Company’s common stock.

•

Expected stock-price volatility - The expected volatility is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable over a period approximately equal to the expected term.

•

Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•

Expected term - The expected term represents the period that the stock-based awards are expected to be outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term for incentive stock options by using the simplified method provided by the SEC and uses the contractual life for non-qualified stock options. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

The Company will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for the Company’s stock-based compensation calculations on a prospective basis.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

The following table summarizes stock option activities for the years ended December 31, 2021 and 2020:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	1,886,205	$1.10	$3,625	7.35
Granted	570,147	3.02	—	9.99
Exercised	(103,500)	0.37	—	—
Forfeited/Expired	(224,989)	2.18	—	—

Outstanding at December 31, 2020	2,127,863	$1.54	$4,719	6.21
Granted	557,305	5.87	—	9.99
Exercised	(34,946)	2.86	—	—
Forfeited/Expired	(357,351)	2.03	—	—

Outstanding at December 31, 2021	2,292,871	$2.50	$9,453	5.91

Exercisable at December 31, 2021	1,579,511	$1.29	$8,400	4.47

As of December 31, 2021, the Company had unrecognized stock-based compensation expense related to options of $2.5 million with a weighted average vesting period of approximately 2.9 years. The weighted average grant date fair value of options granted during the years ended December 31, 2021 and 2020 was $4.54 per share and $1.86 per share, respectively.

The Company recognized stock-based compensation expense in the general and administrative line item of the accompanying consolidated statements of operations of $0.6 million and $0.7 million for the years ended December 31, 2021 and 2020, respectively.

10.	Nonoperating Income

At December 31, 2021, nonoperating income primarily consisted of the following:

A noncash gain from vesting of employee tokens of $10.8 million ($2.4 million in 2020) resulting from vesting of tokens sold to employees. In connection with this gain, the Company also recorded a noncash token compensation expense of $10.6 million ($2.2 million in 2020).

During the year ended December 31, 2021, the Company recorded a noncash gain from tokens and other assets delivered to third parties of $21.5 million ($18.7 million in 2020) that consisted of token grants and grants of other assets to third parties (see Note 5), fair value of tokens invested in other startups (see Note 2) and tokens provided to vendors for services performed. In connection with these gains, the Company also recorded noncash expenses of $18.4 million ($29.6 million in 2020) on the consolidated statements of operations.

Noncash gains on delivery of tokens granted through a RTU arrangement to employees and others of $14.5 million ($0 in 2020). In connection with this gain, the Company also recorded a noncash token compensation expense of $19.4 million in compensation expense ($0 in 2020) and a noncash token compensation expense related to non-employees of $4.4 million ($0 in 2020) in general and administrative expense on the consolidated statements of operations.

A gain of $19.2 million ($7.7 million in 2020) on the sale of $21.2 million ($12.8 million in 2020) of Bitcoin and Ether. The carrying value of the digital currencies sold was $2.0 million ($5.1 million in 2020).

A noncash gain of $2.3 million ($0 in 2020) from digital currencies earned by participating in the Stacks Blockchain’s consensus process.

A noncash gain of $0.6 million ($3.0 million in 2020) was recognized on the noncash loans receivable denominated in digital currencies (see Note 4).

Unrealized gain on investments of $1.9 million ($0 in 2020) due to the revaluation of one investment in a startup company (see Note 2).

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

11.	Subsequent Events

Management has evaluated subsequent events occurring after the balance sheet date through the date of April 28, 2022, the date for which the consolidated financial statements were available to be issued. Based upon this evaluation, management has determined that no subsequent events have occurred other than noted below.

During the first quarter of 2022,

(i)

In January 2022, the Company transferred 10 million Stacks Tokens to an entity within the Stacks ecosystem pursuant to a loan agreement signed in 2021. The loan agreement calls for a total loan of 50 million Stacks Tokens. The term of the loan is 5 years and the entity has the option of buying out a portion of the loan at a pre-determined price. Any loan amount that is bought out converts to equity in that entity. The business purpose of the entity is to make opportunistic investments in the Stacks ecosystem and to pursue a venture capital strategy.

(ii)	The Company raised $12.6 million through sales of its preferred equity in a Series B offering.

(iii)	The Company sold a portion of its investment in a startup company for $10.0 million, resulting in a net realized gain of $9.3 million.

(iv)	The Company recorded $0.6 million of impairment charges related to decline in the price of Bitcoin.

Item 8.	Exhibits

Exhibit Number		Description

2.1	#	Amended and Restated Certificate of Incorporation of Hiro Systems PBC, filed as exhibit 2.1 to the Form 1-U filed by the Company on February 18, 2022

2.2	#	Bylaws of Hiro Systems PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

3.1	#	Simple Agreement for Future Tokens, filed as exhibit 3.1 to the Form 1-A filed by the Company on July 11, 2019

3.2	#	Smart contract for the Stacks Token, filed as exhibit 3.5 to the Form 1-A filed by the Company on July 11, 2019

4.1	#	Form of Subscription Agreement, filed as exhibit 4.1 to the Form 1-A filed by the Company on July 11, 2019

4.2	#	Form of voucher, filed as exhibit 4.3 to the Form 1-A filed by the Company on July 11, 2019

6.1	†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.2	†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC (used for Messrs. Muneeb Ali, Albert Wenger, Diwaker Gupta and Jaswinder Pal Singh), filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.3	†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC (used for Messrs. Alex Miller and Saurabh Pathak), filed herewith

6.4	#	Form of Hiro Systems PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.5	#	Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstock Token LLC), filed as exhibit 6.13 to the Form 1-A filed by the Company on July 11, 2019

6.6	#	Form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering (includes form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering), filed as exhibit 6.14 to the Form 1-A filed by the Company on July 11, 2019

6.7	#	Amended and Restated Investors’ Rights Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.2 to the Form 1-U filed by the Company on February 18, 2022

6.8	#	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.3 to the Form 1-U filed by the Company on February 18, 2022

6.9	#	Amended and Restated Voting Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.4 to the Form 1-U filed by the Company on February 18, 2022

6.10	#	Hiro Systems PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.11	#	Series B Preferred Stock Purchase Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.1 to the Form 1-U filed by the Company on February 18, 2022

10.1	#	Power of Attorney, included on the signature page hereto

11.1		Consent of WithumSmith+Brown, filed herewith

11.2	#	Consent of Foresight Valuation Group, filed as exhibit 11.3 to the Form 1-A filed by the Company on July 11, 2019

†	Indicates a management contract or compensatory plan.
#	Incorporated by reference to the previous filing indicated.
^	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 28, 2022.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Alex Miller
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alex Miller as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Hiro Systems PBC) to sign any or all amendments to this annual report on Form 1-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	April 28, 2022
/s/ Alex Miller	(Principal Executive Officer)
Alex Miller
	Head of Finance and Accounting (Principal Financial & Accounting Officer)	April 28, 2022
/s/ Saurabh Pathak
Saurabh Pathak

/s/ Muneeb Ali	Director	April 28, 2022
Muneeb Ali

/s/ Jaswinder Singh	Director	April 28, 2022
Jaswinder Singh

/s/ Albert Wenger	Director	April 28, 2022
Albert Wenger